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Exhibit 1

Third Quarter Report
 2005

MI Developments Inc.

PRESS RELEASE
MI DEVELOPMENTS ANNOUNCES 2005 THIRD QUARTER RESULTS

November 9, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and nine months ended September 30, 2005. All figures are in U.S. dollars unless otherwise noted.

	REAL ESTATE BUSINESS(1)
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)	2005	2004	2005	2004
Revenues	$38,151	$31,398	$110,852	$94,776
Net income(2)	$18,722	$11,513	$57,432	$34,687
Funds from operations ("FFO")(2),(3)	$31,961	$19,844	$84,831	$64,033
Diluted FFO per share(2),(3)	$0.66	$0.41	$1.76	$1.33

	MID CONSOLIDATED(1)
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)	2005	2004	2005	2004
Revenues
Real Estate Business	$38,151	$31,398	$110,852	$94,776
Magna Entertainment Corp. ("MEC")(4)	87,386	98,318	508,876	568,005
Eliminations	(1,992)	—	(3,208)	—

	$123,545	$129,716	$616,520	$662,781

Net income (loss)
Real Estate Business(2)	$18,722	$11,513	$57,432	$34,687
MEC — continuing operations(5)	(25,382)	(28,014)	(38,913)	(30,946)
Eliminations	(1,934)	—	(5,576)	—

Net income from continuing operations	(8,594)	(16,501)	12,943	3,741
MEC — discontinued operations(6)	4,880	564	(245)	1,527

	$(3,714)	$(15,937)	$12,698	$5,268

Diluted earnings (loss) per share from continuing operations(2),(5)	$(0.18)	$(0.34)	$0.27	$0.08
Diluted earnings (loss) per share(2),(5)	$(0.08)	$(0.33)	$0.26	$0.11

(1)	Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.
(2)
The Real Estate Business' results for the three and nine months ended September 30, 2005 include a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding the impact of this item, the Real Estate Business' FFO for the three and nine months ended September 30, 2005 was $28.9 million ($0.60 per share) and $81.7 million ($1.70 per share), respectively. The Real Estate Business' results for the nine months ended September 30, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter of 2004 related to the Company's decision that it would not proceed with its offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID (the "Proposed MEC Privatization"), and (iii) a future income tax charge of $2.0 million incurred in the three months ended June 30, 2004 resulting from changes in European tax rates. Excluding the impact of these items, the Real Estate Business' net income for the three months ended September 30, 2004 was $15.8 million, FFO was $24.1 million(3), and diluted FFO per share was $0.50(3), and for the nine months ended September 30, 2004, the Real Estate Business' net income was $44.0 million, FFO was $71.3 million(3), and diluted FFO per share was $1.48(3).

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(3)	The Real Property Association of Canada ("RealPac") announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the three months ended September 30, 2004 were $19.8 million ($24.3 million excluding the employee settlement and Proposed MEC Privatization expenses) and $0.41 per share ($0.50 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share previously reported for the nine months ended September 30, 2004 were $65.5 million ($71.6 million excluding the employee settlement and Proposed MEC Privatization expenses) and $1.36 per share ($1.48 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.
(4)	Excludes revenues from MEC's discontinued operations.
(5)
Net income (loss) from continuing operations for the nine months ended September 30, 2004 includes (i) the impact of non-cash write-downs of MEC's long-lived assets of $26.7 million in the second quarter of 2004; and (ii) a $5.2 million future tax recovery due to a reduction in enacted income tax rates in Austria recorded in the second quarter of 2004. The net impact of these items reduced MEC's segment net loss from continuing operations for the nine months ended September 30, 2004 by $12.6 million.
(6)
Net income (loss) from discontinued operations for the nine months ended September 30, 2005 includes the impact of (i) non-cash write-downs of MEC's racing license asset of $12.3 million recorded in the second quarter; and (ii) a $9.8 million gain recognized in the third quarter on the disposition of a subsidiary. The net impact of these items to MEC's segment net income for the three and nine months ended September 30, 2005 was an increase of $4.6 million and a decrease of $1.3 million, respectively.

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THIRD QUARTER HIGHLIGHTS

Real Estate Business Operations and Developments

In respect of our core rental portfolio of Magna International ("Magna") facilities, we brought $20.8 million, or 265 thousand square feet, on-stream during the third quarter of 2005, including a 253 thousand square foot facility acquired and then significantly expanded in Mississauga, Ontario.

At September 30, 2005, MID's construction group had seven properties under development: three in Canada, two in Austria and one in each of the U.S. and the Czech Republic. These developments include one greenfield site and, once completed, will add 420 thousand square feet to our income-producing portfolio. The total anticipated costs related to these projects are approximately $30.7 million, of which $9.4 million had been spent as of September 30, 2005.

At September 30, 2005, the Real Estate Business had 26.3 million square feet of leaseable area, with annualized lease payments of $145.7 million, representing a return of 10.5% on the gross carrying value of our income-producing property portfolio.

MEC Recapitalization Plan and Bridge Loan

On July 22, 2005, MEC announced a recapitalization plan (the "MEC Recapitalization Plan"), which was developed with input from MID's management, in order to recapitalize MEC's balance sheet by August 2006 through the sale of certain non-strategic assets. The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006.

In connection with the announcement of the MEC Recapitalization Plan, MID agreed to provide a 13-month bridge loan to MEC of up to $100.0 million. The bridge loan is expected to be repaid with proceeds generated from the sale of certain assets and/or equity raised pursuant to the MEC Recapitalization Plan. The bridge loan is intended to provide MEC with funding to address its short-term liquidity concerns and provide MEC with sufficient time to prudently implement its recapitalization plan.

On September 30, 2005, MEC announced the completion of the sale to Colonial Downs, L.P. of all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"), MEC's indirect subsidiary which managed the operations of Colonial Downs, a thoroughbred and standardbred racetrack located in New Kent, Virginia pursuant to a management agreement. The $10.0 million purchase price was paid via $6.8 million in cash on closing, net of transaction costs, and $3.0 million by way of a one-year interest bearing demand note.

On October 19, 2005, MEC announced the completion of the sale of all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC, which owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery Gaming Corporation, located in Hamilton, Ontario Canada. The purchaser, Great Canadian Gaming Corporation, paid aggregate consideration of $23.6 million and Cdn. $50.0 million in cash and by the assumption of ORI's existing debt.

On November 3, 2005, MEC announced that one of its subsidiaries had entered into an agreement pursuant to which it intends to sell approximately 157 acres of its excess real estate located in Palm Beach County, Florida to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million in cash. The proposed sale is subject to the completion of due diligence by the purchaser by February 28, 2006 and is expected to close by March 30, 2006.

On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together, with PA Meadows, LLC, "Millennium-Oaktree") providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. The sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a

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Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act, and certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum 5-year racing services agreement.

Pursuant to the terms of the bridge loan agreement between MID and MEC, as well as the terms of MEC's senior secured revolving bank credit facility, MEC was required to use the net proceeds from the sale of Flamboro Downs to pay down the principal amount owing under the two facilities in equal portions. However, both the bank and MID agreed in principle to mutually waive this repayment requirement, subject to certain other amendments and the execution of definitive agreements.

Mr. Simonetti commented, "Executing the transactions contemplated under the MEC Recapitalization Plan will take time. We are pleased with MEC's achievements to date and we continue to closely monitor its progress in this regard. We are confident that MEC will emerge with a much stronger and more stable balance sheet at the end of this process."

REAL ESTATE BUSINESS — FINANCIAL RESULTS

Three Months Ended September 30, 2005

For the three months ended September 30, 2005, revenues were $38.2 million, an increase of $6.8 million or 22% over revenues for the three months ended September 30, 2004 of $31.4 million. The higher revenues reflect ongoing initiatives, including $2.5 million from completed Magna development projects coming on-stream, contractual rent increases with Magna of $0.6 million and $2.0 million of interest and other income earned from the financing arrangements with MEC. The increase is also attributable to an increase of $0.8 million due to the weaker U.S. dollar, lower straight-line rent reductions of $0.2 million and the effect of subsidies and other items which resulted in $0.7 million of higher revenues.

FFO in the three months ended September 30, 2005 includes a $3.1 million current tax recovery (offset by an equal future tax expense) related to accelerated depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding this item and the $3.1 million ($1.9 million net of income taxes) of employee settlement expenses and the costs related to the Proposed MEC Privatization of $2.7 million ($2.4 million net of income taxes) incurred in the third quarter of 2004, FFO for the three months ended September 30, 2005, was $28.9 million, an increase of $4.8 million or 20% over FFO of $24.1 million for the three months ended September 30, 2004. This improvement in FFO is due to a revenue increase of $6.8 million and a $1.1 million decrease in current income tax expense, partially offset by a $1.1 million increase in general and administrative expenses, and an increase in net interest expense of $2.0 million.

Net income for the third quarter of 2005 was $18.7 million, an increase of $7.2 million over the prior year amount of $11.5 million. The increase resulted from the increase in revenues of $6.8 million, a $4.7 million reduction in general and administrative expenses (as discussed below), partially offset by increased depreciation and amortization of $0.6 million, increased net interest expense of $2.0 million, a $0.3 million lower gain on disposal of real estate and increased income tax expense of $1.3 million.

General and administrative expenses for the third quarter of 2005 include $0.8 million of costs incurred in association with the Company's defence against litigation (see "OTHER MATTERS — Litigation") following MID's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder (collectively, the "Shareholder's Proposals and Litigation"). General and administrative expenses for the third quarter of 2004 included $3.1 million of employee settlement costs and $2.7 million of costs related to the Proposed MEC Privatization. Excluding these costs from the third quarter's results in 2004 and 2005, general and administrative expenses were $3.7 million in the third quarter of 2005 compared to $3.4 million in the third quarter of 2004.

The increase in net interest expense relates to interest incurred on the Company's Cdn. $265.0 million of Senior Unsecured Debentures issued in December 2004 (the "Debentures"), partially offset by $0.3 million of interest capitalized related to projects under development and $1.6 million of interest income.

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In the three months ended September 30, 2005, the Real Estate Business' income tax expense was $4.2 million, representing an effective income tax rate of 18.3%. The effective rate in the third quarter of 2004 was impacted by the costs relating to employee settlements and the Proposed MEC Privatization referred to above. Excluding these costs, the effective tax rate for the three months ended September 30, 2004 was 21.6%. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

Nine Months Ended September 30, 2005

For the nine months ended September 30, 2005, revenues were $110.9 million, an increase of $16.1 million or 17% over revenues for the nine months ended September 30, 2004 of $94.8 million. The higher revenues reflect ongoing initiatives, including $7.0 million from completed Magna development projects coming on-stream, contractual rent increases with Magna of $2.0 million and $3.2 million of interest and other income earned from the financing arrangements with MEC. The increase is also attributable to an increase of $3.7 million due to the weaker U.S. dollar and the effect of subsidies and other items which resulted in $0.6 million of higher revenues, partially offset by increased straight-line rent reductions of $0.4 million.

Excluding the previously discussed $3.1 million current tax recovery related to accelerated depreciation recognized in the third quarter of 2005, and the $7.0 million ($4.9 million net of income taxes) of employee settlement expenses and $2.7 million ($2.4 million net of income taxes) of costs related to the Proposed MEC Privatization incurred in the first three quarters of 2004, FFO for the nine months ended September 30, 2005, was $81.7 million, an increase of $10.4 million or 15% over FFO of $71.3 million for the nine months ended September 30, 2004. The improvement in FFO is due to a revenue increase of $16.1 million and a $3.3 million decrease in current income tax expense, partially offset by a $3.4 million increase in general and administrative expenses and an increase in net interest expense of $5.6 million.

Net income for the nine months ended September 30, 2005 was $57.4 million, an increase of $22.7 million or 66% over the prior year amount of $34.7 million. Excluding net gains on the sale of real estate and the related income tax expense, net income increased by $16.9 million due to increased revenues of $16.1 million, a $6.2 million reduction in general and administrative expenses and reduced income tax expense of $2.4 million. These increases to net income were partially offset by an increase in depreciation and amortization of $2.2 million and increased net interest expense of $5.6 million.

General and administrative expenses for the nine months ended September 30, 2005 were $15.2 million, compared to $21.4 million for the nine months ended September 30, 2004, a decrease of $6.2 million. General and administrative expenses for the first nine months of 2005 include $3.5 million of costs incurred in association with the Shareholder's Proposals and Litigation. General and administrative expenses for the first nine months of 2004 included $7.0 million of employee settlement costs and $2.7 million of costs related to the Proposed MEC Privatization. Excluding these costs from the results of 2004 and 2005, general and administrative expenses were $11.7 million in the first nine months of 2005 and 2004.

The increase in net interest expense relates to interest incurred on the Debentures, partially offset by $0.9 million of interest capitalized related to projects under development and $4.5 million of interest income.

In the nine months ended September 30, 2005, the Real Estate Business' income tax expense was $15.1 million, representing an effective income tax rate of 20.9%. Excluding net gains from the sale of real estate and the related income tax expense, the Real Estate Business' income tax expense for the first three quarters of 2005 was $11.7 million, representing an effective tax rate of 18.6%. Excluding the employee settlement expenses costs and costs related to the Proposed MEC Privatization in 2004, and a future income tax charge of $2.0 million in the second quarter of 2004 resulting from changes in European tax rates, the Real Estate Business' effective tax rate was 24.8% in the first nine months of 2004. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates and tax rate reductions in Germany and Austria.

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MAGNA ENTERTAINMENT CORP. — FINANCIAL RESULTS

At the end of the third quarter of 2005, the market value of MID's shareholding in MEC was $418.4 million, based on the closing price of $6.66 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on that date.

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. Due to MEC's sale of all of the outstanding shares of ORI and MVRC, the operations of Flamboro Downs and MVRC have been classified as discontinued operations with comparable periods being restated accordingly.

Revenues from continuing operations for the third quarter and first nine months of 2005 decreased 11% to $87.4 million and 10% to $508.9 million, respectively, from the prior year comparable periods. The decrease in revenue in the third quarter and first nine months of 2005 is primarily attributable to the expiry of the leases at Bay Meadows and the Multnomah Greyhound Park, which combined accounted for $14.6 million in revenues in the third quarter of 2004 and $50.4 million in revenues in the nine months ended September 30, 2004.

Earnings before interest, taxes, depreciation and amortization from continuing operations, excluding the impact of dilution and other gains and minority interest ("EBITDA"), was a loss of $24.5 million for the third quarter in 2005, compared to a loss of $32.7 million in the prior year. The $8.2 million improvement in EBITDA for the three months ended September 30, 2005 is primarily due to cost reductions in MEC's European operations which resulted in an EBITDA improvement of $3.2 million, a $2.1 million reduction in predevelopment costs and increased EBITDA of $2.1 million from revenue recognized in the current quarter under the golf course access fee agreements, which was not recognized until the fourth quarter of 2004 as the agreements were not entered into until November 2004.

EBITDA was a loss of $9.1 million in the nine months ended September 30, 2005, compared to a loss of $17.7 million in the prior year. In 2004, EBITDA was adversely impacted by non-cash write-downs of $26.7 million in the second quarter relating to the redevelopment of the Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park. EBITDA for the nine months ended September 30, 2004 also included gains on disposal of real estate of $9.6 million incurred in the first half of 2004. Excluding the non-cash write-downs of long-lived assets and the gains on disposal of real estate, the $8.5 million decline in EBITDA for the nine months ended September 30, 2005 is primarily due to an $8.7 million reduction in EBITDA at MEC's Florida operations resulting from the disruption caused by the Gulfstream Park redevelopment and the 2005 live race meet being conducted out of temporary facilities and an $11.6 million EBITDA reduction in MEC's California operations with the expiry of the Bay Meadows lease and the change in the racing calendar at Golden Gate Fields whereby live race days were shifted from the first nine months of the year into the fourth quarter. These decreases in EBITDA were partially offset by a $7.8 million EBITDA improvement from golf and other operations primarily due to the access fee revenue previously discussed, a $2.8 million reduction in predevelopment costs and a $1.2 million EBITDA improvement from corporate cost savings.

OTHER MATTERS

Dividends

MID's Board of Directors has declared a dividend on MID's Class A Subordinate Voting Shares and Class B Shares for the third quarter ended September 30, 2005. A dividend of $0.15 per share is payable on or after December 15, 2005 to shareholders of record at the close of business on November 30, 2005.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and will vigorously defend against it.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004 Restated(2)	2005	2004 Restated(2)
Net income(1)	$18,722	$11,513	$57,432	$34,687
Add back (deduct) non-cash items:
Depreciation and amortization	9,093	8,533	27,567	25,405
Future income taxes(3)	4,146	146	5,886	4,157
Gain on disposal of real estate(4)	—	(348)	(6,054)	(216)

Funds from operations(1)	$31,961	$19,844	$84,831	$64,033

Funds from operations per share
Basic and diluted(1)	$0.66	$0.41	$1.76	$1.33

Average number of shares outstanding (thousands)
Basic	48,264	48,160	48,250	48,153
Diluted	48,327	48,160	48,311	48,190

(1)	The Real Estate Business' results for the three and nine months ended September 30, 2005 include a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding the impact of this item, the Real Estate Business' FFO for the three and nine months ended September 30, 2005 was $28.9 million ($0.60 per share) and $81.7 million ($1.70 per share), respectively. The Real Estate Business' results for the nine months ended September 30, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter of 2004 related to the Proposed MEC Privatization, and (iii) a future income tax charge of $2.0 million incurred in the three months ended June 30, 2004 resulting from changes in European tax rates. Excluding the impact of these items, the Real Estate Business' net income for the three months ended September 30, 2004 was $15.8 million, FFO was $24.1 million(2), and diluted FFO per share was $0.50(2), and for the nine months ended September 30, 2004, the Real Estate Business' net income was $44.0 million, FFO was $71.3 million(2), and diluted FFO per share was $1.48(2).
(2)
RealPac announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the three months ended September 30, 2004 were $19.8 million ($24.3 million excluding the employee settlement and Proposed MEC Privatization expenses) and $0.41 per share ($0.50 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share previously reported for the nine months ended September 30, 2004 were $65.5 million ($71.6 million excluding the employee settlement and Proposed MEC Privatization expenses) and $1.36 per share ($1.48 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively.
(3)
In the United States of America, the definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT") does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the United States definition prescribed by NAREIT.
(4)	The gain on disposal of real estate for the nine months ended September 30, 2005 is deducted in the computation of FFO net of related current income tax expense of $3.4 million.

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FORWARD-LOOKING STATEMENTS

The contents of this press release contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release, MID uses words such as "will", "expect", "should" and similar expressions to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual results to differ materially from such forward-looking statements. Such risks are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Operations and Financial Position

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and nine months ended September 30, 2005. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005 and the audited consolidated financial statements for the year ended December 31, 2004, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at November 9, 2005. Additional information relating to MID, including the Annual Information Form dated March 29, 2005, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties in North America and Europe (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("Magna Entertainment" or "MEC"), a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

Several of MEC's racetrack properties, including the surrounding under-utilized lands, are located in premier urban real estate markets in the United States and are slated by MEC for development. MEC is also well-positioned to add alternative gaming at certain of its racetrack facilities. MID's relationship with MEC provides the Real Estate Business with the opportunity to participate in the development of these properties, including the development of alternative gaming facilities.

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (Magna Entertainment). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

MID controls 96% of the votes attached to MEC's outstanding stock (representing a 59% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 46% of the Company's consolidated total assets used in continuing operations as at September 30, 2005 and 83% of the Company's consolidated revenues from continuing operations for the nine months ended September 30, 2005. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The following tables reflect the changes in the average exchange rates during the three and nine months ended September 30, 2005 and 2004, as well as the exchange rates as at September 30, 2005 and December 31, 2004, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

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	Average exchange rates for the three months ended September 30,			Average exchange rates for the nine months ended September 30,
	2005	2004	Change	2005	2004	Change
1 Canadian dollar equals U.S. dollars	0.834	0.766	9%	0.818	0.753	9%
1 euro equals U.S. dollars	1.221	1.223	— %	1.262	1.225	3%

	Exchange rates as at
	September 30, 2005	December 31, 2004	Change
1 Canadian dollar equals U.S. dollars	0.861	0.831	4%
1 euro equals U.S. dollars	1.206	1.354	(11%	)

The results of Canadian and European operations are translated into U.S. dollars using the average exchange rates for the periods as shown in the preceding tables. The significant changes in these foreign exchange rates for the periods impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but has not and will not enter into such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT EVENTS

MEC Recapitalization Plan and Financing

On July 22, 2005, in connection with the recapitalization plan announced on the same day by MEC (the "MEC Recapitalization Plan"), MID agreed to cause one of its wholly-owned subsidiaries (the "MID Lender") to enter into two loan agreements with MEC and amend an existing loan agreement (collectively, the "Financing Agreements"). In October 2005, the MID Lender agreed to further amend certain of the Financing Agreements as discussed further below.

The Financing Agreements and amendments thereto were approved by the MID board of directors (with Messrs. Stronach and Mills abstaining from voting given their positions as directors of MEC) based on a recommendation from a Special Committee of independent directors of MID. The Special Committee engaged CIBC World Markets Inc. as independent financial advisors and Goodmans LLP as independent legal advisors. TD Securities Inc. acted as financial advisors, and Davies Ward Phillips & Vineberg LLP acted as legal advisors, to MID.

MEC Recapitalization Plan

The MEC Recapitalization Plan, which was developed with input from management of MID, is intended to recapitalize MEC's balance sheet by August 2006 through the sale of certain non-strategic assets to generate proceeds of approximately $150.0 million. MEC's sale of the racetrack at Flamboro Downs and the sale of the Colonial Downs Management Agreement (see "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing — Sale of Non-Strategic Assets") are the first of such asset dispositions. Proceeds realized from asset sales, excluding the sale of Flamboro Downs, are applied to reduce debt (including amounts owed under the bridge loan discussed below — see "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing — Bridge Loan" and "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing — Amendments to MEC Credit Facility and Bridge Loan"). The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006. The proceeds of such an equity offering would be used by MEC to further reduce debt and for general corporate purposes.

10    MI Developments Inc.      2005

Project Financings

Under the Financing Agreements, the existing project financing facilities provided to subsidiaries of MEC for construction at MEC's racetracks at Gulfstream Park in Florida (the "Gulfstream Park project financing") and The Meadows in Pennsylvania have been amended by, among other things, (i) terminating the facility (which was undrawn) for construction of a racing and alternative gaming facility at The Meadows in the principal amount of $77.0 million (plus costs and capitalized interest) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the alternative gaming facility being built at Remington Park racetrack in Oklahoma (the "Remington Park project financing"); and (ii) accelerating the time when principal and interest payments on amounts advanced under the Gulfstream Park project financing will begin to January 1, 2007 (rather than January 1, 2008 under the prior arrangements).

The $34.2 million Remington Park project financing has been made available by the MID Lender to the wholly-owned subsidiary of MEC that operates Remington Park to finance the build-out of an alternative gaming facility. Advances under the facility are made available by way of progress draw advances to fund the capital expenditures relating to the development, design and construction of the alternative gaming facility at Remington (including the purchase and installation of gaming devices).

The terms of the Remington Park project financing take into account that it is part of the package of project financings provided to MEC by the MID Lender that includes the Gulfstream Park project. As a result, similar to the Gulfstream Park project financing, the Remington Park project financing has a term of 10 years from the completion date of the alternative gaming facility at Remington Park, which is anticipated to occur by November 2005. Prior to the completion date, amounts outstanding under the Remington Park project financing bear interest at a floating rate equal to 2.55% above MID's per annum notional cost of LIBOR borrowing under its floating rate credit facility, compounded monthly. After the completion date, amounts outstanding under the Remington Park project financing will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually, which rate reflects MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with the borrower, taking into consideration, among other things, the anticipated cash flows from the Remington Park alternative gaming operations and the security package for this facility. Prior to January 1, 2007, interest will be deferred. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period commencing on such date. Following the completion of the alternative gaming facility, certain cash from the operations of the borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing.

The Remington Park and Gulfstream Park project financing facilities contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing facility is secured by all assets of the borrower, excluding licences and permits (which cannot be subject to security under applicable legislation), and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility and (until the alternative gaming facility is completed) by MEC. The security package includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the amended Gulfstream Park project financing, as discussed below). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.

The Gulfstream Park project financing facility is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows training center, Remington Park and The Meadows and is collateralized principally by security over the lands forming part of the operations at Gulfstream Park, Palm Meadows, Remington Park and The Meadows and over all other assets of Gulfstream Park, Palm Meadows, Remington Park and The Meadows, excluding licenses and permits (which cannot be subject to security under applicable legislation).

In October 2005, the MID Lender agreed to amend the Gulfstream Park project financing to recognize that MEC has increased the capital budget for the redevelopment of Gulfstream Park by $26.5 million from $145 million to $171.5 million, to permit certain changes to the contractor arrangements for the Gulfstream

MI Developments Inc.      2005    11

construction project, and to establish the Gulfstream Escrow required under amendments made to the bridge loan between the Lender and MEC (see "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing — Amendments to MEC Credit Facility and Bridge Loan"). Under the Gulfstream Park project financing, the MID Lender had previously agreed to finance $115.0 million of the Gulfstream construction costs, which amount has not changed as a result of these amendments. As at September 30, 2005, there was a balance of $60.5 million due under the Gulfstream Park project financing facility, including $2.3 million of accrued interest. At September 30, 2005, there was a balance of $0.9 million due under the Remington Park project financing facility. Subsequent to September 30, 2005, a further $7.5 million was advanced to MEC under the Remington Park project financing facility.

Bridge Loan

Under the Financing Agreements, the MID Lender is providing MEC with a 13-month bridge loan of up to $100.0 million. $50.0 million of the bridge loan was made available upon closing of the Financing Agreements for drawdown by MEC, $25.0 million was made available on October 17, 2005 and the remaining $25.0 million can become available on January 16, 2006, subject to the satisfaction of certain conditions including, among other things, MEC establishing to the MID Lender's satisfaction that MEC is in compliance with, and is continuing to implement, the MEC Recapitalization Plan. The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan. To date, MEC has drawn $56.1 million under the bridge loan.

The bridge loan has a term expiring August 31, 2006 and bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. The MID Lender received arrangement fees of $1.0 million at closing and $0.5 million on October 17, 2005 and will receive an additional $0.5 million on the date (if any) on which the applicable conditions are satisfied and any or all of the third tranche becomes available to MEC. In addition, MEC will pay an annual commitment fee equal to 1.0% of the undrawn facility. The interest rates and fees reflect MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with MEC, taking into consideration, among other things, MEC's revised business plan pursuant to the MEC Recapitalization Plan and the security package for the bridge loan. The bridge loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds raised by MEC from asset sales and equity or debt issuances, subject to amounts required to be paid to MEC's existing lenders.

The bridge loan is secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC. The guarantees are secured by first ranking security over the lands owned by The Meadows (ahead of the Gulfstream project financing facility), second ranking security over the lands owned by Golden Gate Fields (behind an existing third party lender) and third ranking security over the lands owned by Santa Anita Park (behind existing third party lenders). In addition, MEC has pledged the shares and licences of the guarantor subsidiaries and other subsidiaries (or provided negative pledges where a pledge is not available due to regulatory constraints or due to a pledge to an existing third party lender). The bridge loan is cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries. The security over The Meadows may be subordinated to new third party financings of up to $200.0 million for the construction of a racing and alternative gaming facility at The Meadows.

Amendments to the MEC Credit Facility and Bridge Loan

As required under the closing conditions of the bridge loan, effective July 27, 2005, MEC amended and extended its senior secured revolving bank credit facility in the amount of $50.0 million (the "MEC Credit Facility"). The term of the MEC Credit Facility has been extended to July 31, 2006. The existing financial covenants were replaced with an earnings before interest, taxes, deprecation and amortization ("EBITDA") maintenance test relating to Santa Anita Park and Golden Gate Fields. The bridge loan contains identical financial covenants. As well, mandatory repayment provisions have been added to the MEC Credit Facility and interest rates have been changed such that borrowings are now available by way of U.S. base rate loans plus 3.0% or LIBOR loans plus 4.0%, in each case per annum.

12    MI Developments Inc.      2005

Pursuant to the terms of the bridge loan agreement between the MID Lender and MEC, as well as the terms of the MEC Credit Facility, MEC was required to use the net proceeds from the sale of Flamboro Downs (see "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing — Sale of Non-Strategic Assets") to pay down the principal amount owing under the two facilities in equal portions. However, both the bank and the MID Lender agreed in principle to mutually waive this repayment requirement, subject to certain other amendments and the execution of definitive agreements.

The amendment to the MEC Credit Facility will require that upon the closing of certain future asset sales, MEC will use approximately $12 million from the proceeds of such sales to permanently repay a portion of the MEC Credit Facility. The amendments to the bridge loan will require that (i) the MID Lender will waive its negative pledge over certain land located in Ocala, Florida (the "Ocala Land") owned by certain subsidiaries of MEC, (ii) Gulfstream Park Racing Association, Inc. ("GPRA"), MEC's subsidiary that owns and operates Gulfstream Park, will have entered into a definitive agreement with BE&K, Inc. ("BE&K"), parent of Suitt Construction Co., Inc., the general contractor for the Gulfstream Park construction project, for debt financing of $13.5 million (the "Construction Loan"), which will be secured by the Ocala Land, to be used to pay for construction costs for the Gulfstream Park construction project, (iii) MEC place into escrow (the "Gulfstream Escrow") with the MID Lender $13.0 million of the Flamboro Downs sale proceeds, which escrowed amount will be applied against future Gulfstream Park construction costs, (iv) MEC use commercially reasonable efforts to sell certain assets and use the proceeds of such sales to pay down the bridge loan, and (v) in the event that MEC does not enter into definitive agreements prior to December 1, 2005 to sell such assets or has not repaid the bridge loan by January 15, 2006, the MID Lender will be granted mortgages on certain additional properties owned by MEC. Upon the closing of the sale of certain assets by MEC, MEC is also required to put into escrow with the MID Lender the amount required to pre-pay the BE&K debt financing. With respect to requirement (ii) above, GPRA has signed a term sheet for the Construction Loan with BE&K and is currently negotiating definitive documentation, which is expected to be finalized in November 2005.

Sale of Non-Strategic Assets

On October 19, 2005, MEC announced the completion of the sale of all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC, which owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery Gaming Corporation, located in Hamilton, Ontario Canada. The purchaser, Great Canadian Gaming Corporation ("GCGC"), paid aggregate consideration of $23.6 million and Cdn. $50.0 million in cash and by the assumption of ORI's existing debt.

MEC's long-lived assets and racing licenses are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The purchase price for the transaction described above established a fair value for certain assets of Flamboro Downs and accordingly MEC performed impairment testing of these assets. Based on this analysis, a non-cash impairment charge of $12.3 million before income taxes, or $10.0 million after income taxes, was required for Flamboro Downs' racing license in the nine months ended September 30, 2005.

On September 30, 2005, MEC announced the completion of the sale to Colonial Downs, L.P. of all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"), MEC's indirect subsidiary, which managed the operations of Colonial Downs, a thoroughbred and standardbred racetrack located in New Kent, Virginia pursuant to a management agreement. The $10.0 million purchase price was paid via $6.8 million in cash on closing, net of transaction costs, and $3.0 million by way of a one-year interest bearing demand note. The purchaser will also pay MVRC's prorated management fee for 2005.

On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of excess real estate in Palm Beach County, Florida had entered into an agreement to sell the real property to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million in cash. The proposed sale is subject to the completion of due diligence by the purchaser by February 28, 2006 and is expected to close by March 30, 2006.

MI Developments Inc.      2005    13

On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together, with PA Meadows, LLC, "Millennium-Oaktree"), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. The sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act, and certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum 5-year racing services agreement. The purchase price is payable in cash at closing, subject to a holdback amount of $39.0 million, which will be released over time in accordance with the terms of the share purchase agreement.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and will vigorously defend against it.

REAL ESTATE BUSINESS

Overview

The Real Estate Business of MID comprises a global portfolio of 108 income-producing industrial and commercial properties located in 10 countries: Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The Company owns properties representing 26.3 million square feet of leaseable area with a net book value of approximately $1.2 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc. ("Magna") and its wholly-owned global operating groups (Cosma, Closures, Decoma, Interiors, Magna Donnelly, Magna Powertrain, Magna Steyr and Seating, collectively, the "Magna Group") are the tenants of all but three of the income-producing properties. The Magna Group, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia.

The terms of the Real Estate Business' lease arrangements with the Magna Group generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

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Highlights

	Three months ended September 30,			Nine months ended September 30,
(in millions, except per share information)	2005	2004	Change	2005	2004	Change
Revenues	$38.2	$31.4	22%	$110.9	$94.8	17%
Net income(1)	$18.7	$11.5	63%	$57.4	$34.7	66%
Funds from operations ("FFO")(1),(2)	$32.0	$19.8	61%	$84.8	$64.0	32%
Diluted FFO per share(1),(2)	$0.66	$0.41	61%	$1.76	$1.33	32%

	As at
(in millions, except number of properties)	September 30, 2005	December 31, 2004	Change
Number of income-producing properties	108	107	1%
Leaseable area (sq.ft.)	26.3	25.6	3%
Annualized lease payments ("ALP")(3)	$145.7	$141.9	3%
Income-producing property, gross ("IPP")	$1,393.2	$1,385.1	1%
ALP as percentage of IPP	10.5%	10.2%

(1)
The Real Estate Business' results for the three and nine months ended September 30, 2005 include a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding the impact of this item, the Real Estate Business' FFO for the three and nine months ended September 30, 2005 was $28.9 million ($0.60 per share) and $81.7 million ($1.70 per share), respectively. The Real Estate Business' results for the nine months ended September 30, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter of 2004 related to the Company's decision that it would not proceed with its offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID (the "Proposed MEC Privatization"), and (iii) a future income tax charge of $2.0 million incurred in the three months ended June 30, 2004 resulting from changes in European tax rates. Excluding the impact of these items, the Real Estate Business' net income for the three months ended September 30, 2004 was $15.8 million, FFO was $24.1 million(2), and diluted FFO per share was $0.50(2), and for the nine months ended September 30, 2004, the Real Estate Business' net income was $44.0 million, FFO was $71.3 million(2), and diluted FFO per share was $1.48(2).

(2)
The Real Property Association of Canada ("RealPac") announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the three months ended September 30, 2004 were $19.8 million ($24.3 million excluding the employee settlement and Proposed MEC Privatization expenses) and $0.41 per share ($0.50 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share previously reported for the nine months ended September 30, 2004 were $65.5 million ($71.6 million excluding the employee settlement and Proposed MEC Privatization expenses) and $1.36 per share ($1.48 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the tables under the headings "REAL ESTATE BUSINESS — Results of Operations — For the Three Months Ended September 30, 2005 — Funds From Operations" and "REAL ESTATE BUSINESS — Results of Operations — For the Nine Months Ended September 30, 2005 — Funds From Operations".

(3)
Annualized lease payments represent what the total annual rent of the Company would be if the lease payments as at the last day of the period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the period as noted previously in the table under the heading "GENERAL — Foreign Currencies".

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Results of Operations — For the Three Months Ended September 30, 2005

Rental Revenue

Rental revenue, three months ended September 30, 2004	$31.4
Completed projects on-stream	2.5
Effect of changes in foreign currency exchange rates	0.8
Contractual rent increases	0.6
Increase in straight-line rent adjustment	0.2
Subsidies and other	0.7

Rental revenue, three months ended September 30, 2005	$36.2

The strengthening of the average exchange rates for the Canadian dollar against the U.S. dollar had a positive effect on reported U.S. dollar rental revenues.

Interest and Other Income from MEC

Interest and other income from MEC of $2.0 million for the three months ended September 30, 2005 represents the interest and fees charged in relation to the Financing Agreements between MID and MEC.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2005 were $4.5 million, compared to $9.2 million for the three months ended September 30, 2004, a decrease of $4.7 million. General and administrative expenses for the third quarter of 2005 include $0.8 million of costs incurred in association with the Company's defence against litigation (see "SIGNIFICANT EVENTS — Litigation") following MID's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder (collectively, the "Shareholder's Proposals and Litigation"). General and administrative expenses for the third quarter of 2004 included $3.1 million of employee settlement costs and $2.7 million of costs related to the Proposed MEC Privatization. Excluding these costs from the third quarter's results in 2004 and 2005, general and administrative expenses were $3.7 million in the third quarter of 2005 compared to $3.4 million in the third quarter of 2004.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 7% to $9.1 million for the three months ended September 30, 2005, compared to $8.5 million in the three months ended September 30, 2004 due primarily to new projects brought on-stream since September 30, 2004.

Interest Expense (Income), net

Net interest expense (excluding interest income from MEC discussed previously) was $1.6 million in the three months ended September 30, 2005, compared to $0.4 million of interest income for the three months ended September 30, 2004. The increase in net interest expense for the third quarter of 2005 relates to interest incurred on the Company's Senior Unsecured Debentures of Cdn. $265.0 million issued in December 2004 (the "Debentures"), partially offset by $0.3 million of interest capitalized related to projects under development and $1.6 million of interest income.

Income Taxes

As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. In the three months ended September 30, 2005, the Real Estate Business' income tax expense was $4.2 million, representing an effective income tax rate of 18.3%. The effective rate in the third quarter of 2004 was impacted by $3.1 million of employee settlement costs and $2.7 million of costs related to the Proposed MEC Privatization. Excluding these costs, the effective tax rate for the three months ended September 30, 2004 was 21.6%. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

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Net Income

The Real Estate Business' net income increased by 63%, or $7.2 million, from $11.5 million of net income in the third quarter of 2004 to $18.7 million for the three months ended September 30, 2005. The increase resulted from increased revenues of $6.7 million, and a $4.7 million reduction in general and administrative expenses as previously discussed. These increases to net income were partially offset by an increase in depreciation and amortization of $0.6, increased net interest expense of $2.0 million, a $0.3 million lower gain on disposal of real estate and increased income tax expense of $1.3 million.

Funds From Operations

	Three months ended September 30,
(in thousands, except per share information)	2005	2004 Restated(2)	Change
Net income(1)	$18,722	$11,513	63%
Add back (deduct) non-cash items:
Depreciation and amortization	9,093	8,533	7%
Future income taxes(3)	4,146	146	274%
Gain on disposal of real estate	—	(348)

FFO(1)	$31,961	$19,844	61%
Diluted FFO per share(1)	$0.66	$0.41	61%
Diluted shares outstanding	48,327	48,160

(1)
Refer to footnote 1 under "REAL ESTATE BUSINESS — Highlights".

(2)
Refer to footnote 2 under "REAL ESTATE BUSINESS — Highlights".

(3)
In the United States, the definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT") does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the United States definition prescribed by NAREIT.

The results for the three months ended September 30, 2005 include a $3.1 million current tax recovery (offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding this item and the $3.1 million ($1.9 million net of income taxes) of employee settlement expenses and the costs related to the Proposed MEC Privatization of $2.7 million ($2.4 million net of income taxes) incurred in the third quarter of 2004, the improvement in the Real Estate Business' FFO to $28.9 million for the three months ended September 30, 2005, compared to the FFO for the three months ended September 30, 2004 of $24.1 million, is due to a revenue increase of $6.7 million and a $1.1 million decrease in current income tax expense, partially offset by a $1.1 million increase in general and administrative expenses, and an increase in net interest expense of $2.0 million.

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q4 2003(1)	Q1 2004(1)	Q2 2004(1)	Q3 2004(1)	Q4 2004(1)	Q1 2005	Q2 2005	Q3 2005
FFO(2)	$22,606	$20,935	$23,254	$19,844	$26,575	$26,493	$26,377	$31,961
Diluted FFO per share(2)	$0.47	$0.43	$0.48	$0.41	$0.55	$0.55	$0.55	$0.66
Diluted shares outstanding	48,140	48,195	48,215	48,160	48,184	48,299	48,308	48,327

(1)
Amounts have been restated to reflect RealPac's revised definition of FFO — Refer to footnote 1 under "REAL ESTATE BUSINESS — Highlights" for further details.

(2)
FFO for 2005 includes i) costs incurred in association with the Shareholder's Proposals and Litigation in the amounts of $1.8 million, $0.8 million and $0.8 million ($1.2 million, $0.5 million and $0.5 million net of income taxes) in the first, second and third quarters of 2005, respectively; and ii) a $3.1 million current tax recovery recognized in the three months ended September 30, 2005 (and offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties

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  acquired prior to January 1, 2005. FFO for 2004 includes (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), and (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter related to the Proposed MEC Privatization.

Annualized Lease Payments

Annualized lease payments, as at June 30, 2005	$141.4
Completed projects on-stream	2.0
Contractual rent increases	0.1
Effect of changes in foreign currency exchange rates	2.3
Other	(0.1)

Annualized lease payments, as at September 30, 2005	$145.7

Annualized lease payments at September 30, 2005 were $145.7 million, an increase of $4.3 million or 3% compared to annualized lease payments of $141.4 million at June 30, 2005. Annualized lease payments increased by $2.0 million from completed projects brought on-stream, including (i) a 253 thousand square foot facility acquired and then significantly expanded in Mississauga, Ontario, which increased annualized lease payments by $1.8 million; and (ii) the completion of two expansion projects with 12 thousand square feet of leaseable area, which contributed $0.2 million. Contractual rent increases were realized on approximately 62 thousand square feet of leaseable area with associated increases in annualized lease payments of $0.1 million. In addition, annualized lease payments increased by $2.3 million primarily due to changes in the value of the U.S. dollar against the Canadian dollar at September 30, 2005, compared to June 30, 2005.

The annualized lease payments by currency at September 30, 2005 and June 30, 2005 were as follows:

	September 30, 2005		June 30, 2005
euro	$58.1	40%	$58.1	41%
Canadian dollar	46.6	32	42.4	30
U.S. dollar	38.9	27	38.8	27
Other	2.1	1	2.1	2

	$145.7	100%	$141.4	100%

Results of Operations — For the Nine Months Ended September 30, 2005

Rental Revenue

Rental revenue, nine months ended September 30, 2004	$94.8
Completed projects on-stream	7.0
Effect of changes in foreign currency exchange rates	3.7
Contractual rent increases	2.0
Decrease in straight-line rent adjustment	(0.4)
Subsidies and other	0.6

Rental revenue, nine months ended September 30, 2005	$107.7

The strengthening of the average exchange rates for the euro and Canadian dollar against the U.S. dollar had a positive effect on reported U.S. dollar rental revenues.

Interest and Other Income from MEC

Interest and other income from MEC of $3.2 million for the nine months ended September 30, 2005 represents the interest and fees charged in relation to the Financing Agreements between MID and MEC.

18    MI Developments Inc.      2005

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2005 were $15.2 million, compared to $21.4 million for the nine months ended September 30, 2004, a decrease of $6.2 million. General and administrative expenses for the first nine months of 2005 include $3.5 million of costs incurred in association with the Shareholder's Proposals and Litigation. General and administrative expenses for the first nine months of 2004 included $7.0 million of employee settlement costs and $2.7 million of costs related to the Proposed MEC Privatization. Excluding these costs from the results of 2004 and 2005, general and administrative expenses were $11.7 million in the first nine months of 2005 and 2004.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 9% to $27.6 million for the nine months ended September 30, 2005, compared to $25.4 million in the nine months ended September 30, 2004. New projects brought on-stream since September 30, 2004 accounted for $1.8 million of this increase. The remaining increase was primarily a result of the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

Interest Expense (Income), net

Net interest expense (excluding interest income from MEC discussed previously) was $4.9 million in the nine months ended September 30, 2005, compared to $0.6 million of interest income for the nine months ended September 30, 2004. The increase in net interest expense for the first nine months of 2005 relates to interest incurred on the Company's Debentures, partially offset by $0.9 million of interest capitalized related to projects under development and $4.5 million of interest income.

Gain on Disposal of Real Estate

In the nine months ended September 30, 2005, the Real Estate Business recognized a net gain of $9.4 million on the disposal of three properties held for sale and one income-producing property, compared to a $0.2 million gain in the nine months ended September 30, 2004.

Income Taxes

In the nine months ended September 30, 2005, the Real Estate Business' income tax expense was $15.1 million, representing an effective income tax rate of 20.9%. Included in this amount is $3.4 million of income tax expense related to net gains on the sale of real estate. Excluding these net gains and the related income tax expense, the Real Estate Business' income tax expense for the first three quarters of 2005 was $11.7 million, representing an effective tax rate of 18.6%. The effective rate in the first nine months of 2004 was impacted by (i) $7.0 million of employee settlement expenses, including $1.2 million of non-deductible stock-based compensation expense, (ii) $2.7 million of costs related to the Proposed MEC Privatization and (iii) a $2.0 million future income tax charge resulting from changes in European tax rates. Excluding the impact of these items, the income tax expense for the first nine months of 2004 was $14.5 million, representing an effective tax rate of 24.8%. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates, and tax rate reductions in Germany and Austria.

Net Income

The Real Estate Business' net income increased by 66%, or $22.7 million, from $34.7 million of net income in the first nine months of 2004 to $57.4 million for the nine months ended September 30, 2005. The increase resulted from increased revenues of $16.1 million, a $6.2 million reduction in general and administrative expenses as discussed previously, and increased gains on disposal of real estate of $9.2 million. These increases to net income were partially offset by an increase in depreciation and amortization of $2.2 million, increased net interest expense of $5.6 million and increased income tax expense of $1.0 million.

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Funds From Operations

	Nine months ended September 30,
(in thousands, except per share information)	2005	2004 Restated(2)	Change
Net income(1)	$57,432	$34,687	66%
Add back (deduct) non-cash items:
Depreciation and amortization	27,567	25,405	9%
Future income taxes(3)	5,886	4,157	42%
Gain on disposal of real estate(4)	(6,054)	(216)

FFO(1)	$84,831	$64,033	32%
Diluted FFO per share(1)	$1.76	$1.33	32%
Diluted shares outstanding	48,311	48,190

(1)
Refer to footnote 1 under "REAL ESTATE BUSINESS — Highlights".

(2)
Refer to footnote 2 under "REAL ESTATE BUSINESS — Highlights".

(3)
Refer to footnote 3 under "REAL ESTATE BUSINESS — Results of Operations — For the Three Months Ended September 30, 2005 — Funds From Operations".

(4)
The gain on disposal of real estate for the nine months ended September 30, 2005 is deducted in the computation of FFO net of related current income tax expense of $3.4 million.

The results for the nine months ended September 30, 2005 include a $3.1 million current tax recovery (offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding this item and the $7.0 million ($4.9 million net of income taxes) of employee settlement expenses and the costs related to the Proposed MEC Privatization of $2.7 million ($2.4 million net of income taxes) incurred in the first nine months of 2004, the improvement in the Real Estate Business' FFO to $81.7 million for the nine months ended September 30, 2005, compared to the FFO for the nine months ended September 30, 2004 of $71.3 million, is due to a revenue increase of $16.1 million and a $3.3 million decrease in current income tax expense, partially offset by a $3.4 million increase in general and administrative expenses and an increase in net interest expense of $5.6 million.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2004	$141.9
Completed projects on-stream	6.6
Contractual rent increases	2.1
Effect of changes in foreign currency exchange rates	(4.2)
Subsidies and other	(0.7)

Annualized lease payments, as at September 30, 2005	$145.7

Annualized lease payments at September 30, 2005 were $145.7 million, an increase of $3.8 million compared to annualized lease payments of $141.9 million at December 31, 2004. Annualized lease payments increased by $6.6 million from completed projects brought on-stream, including (i) a 253 thousand square foot greenfield facility acquired and then significantly expanded in Mississauga, Ontario, which increased annualized lease payments by $1.8 million; (ii) the completion of the remaining 221 thousand square feet of the 938 thousand square foot Bowling Green, Kentucky facility, which increased annualized lease payments by $2.2 million; (iii) the completion of nine expansion projects with 245 thousand square feet of leaseable area, which contributed $1.8 million; (iv) the acquisition of a 131 thousand square foot building in Brampton, Ontario, which contributed $0.6 million; and (v) refurbishments to existing facilities, which contributed $0.2 million. Contractual rent increases were realized on approximately 9.2 million square feet of leaseable area with associated increases in annualized lease payments of $2.1 million. These increases were partially offset by reduced annualized lease payments of $4.2 million due to changes in the value of the U.S. dollar

20    MI Developments Inc.      2005

against the euro and Canadian dollar at September 30, 2005, compared to December 31, 2004, and $0.7 million due to subsidies received from governments and other adjustments.

The annualized lease payments by currency at September 30, 2005 and December 31, 2004 were as follows:

	September 30, 2005		December 31, 2004
euro	$58.1	40%	$62.8	44%
Canadian dollar	46.6	32	40.9	29
U.S. dollar	38.9	27	35.9	25
Other	2.1	1	2.3	2

	$145.7	100%	$141.9	100%

Statements of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $80.0 million in the nine months ended September 30, 2005, compared to $65.6 million in the nine months ended September 30, 2004. The increase of $14.4 million is due primarily to increases in net income of $13.6 million (excluding gains on disposal of real estate), depreciation and amortization expense of $2.2 million, future tax expense of $1.7 million and straight-line rent reductions of $0.4 million, which were partially offset by non-cash interest income of $2.2 million, and a $1.3 million decrease in stock-based compensation.

For the nine months ended September 30, 2005, the Real Estate Business generated cash of $4.9 million from changes in non-cash balances, compared to $14.0 million of cash generated from changes in non-cash balances in the first nine months of 2004. The decrease of $9.1 million over the prior year is due primarily to accounts receivable collected in the prior year of $4.1 million, increased payments of accounts payable and accrued liabilities of $7.8 million and increased payments of income taxes of $2.1 million, partially offset by increases in deferred revenue of $5.2 million. The receivables collected in the prior year relate to rent outstanding back to December 31, 2003 due to revisions in the lease terms for one of the Real Estate Business' facilities prior to MID's spin-off from Magna. The increased payments of accounts payable resulted from the increased level of accounts payable at December 31, 2004 compared to December 31, 2003 in relation to real estate development in the fourth quarter of each year. The increases in income tax payments and deferred revenues result from the timing of tax instalment payments and rent collections, respectively.

Cash Used in Investing Activities

For the nine months ended September 30, 2005, the Real Estate Business spent $48.8 million ($9.6 million in the third quarter) on real estate property expenditures and received $17.7 million of proceeds from the sale of four properties in the first two quarters of 2005. Cash used in investing activities by the Real Estate Business also includes $80.8 million ($60.9 million in the third quarter) of advances under the Financing Agreements between MID and MEC. In the third quarter of 2005, proceeds on disposal of real estate properties also include a deposit held in trust of $7.4 million which was returned to the Company in connection with a property owned by a third party landlord and occupied by a division of Magna pursuant to a lease which contained an option to purchase in favour of Magna. This lease and option to acquire this property existed prior to the time of the Company's spin-off from Magna. Magna attempted to exercise the option in the lease prior to the option exercise period with the expectation that the Company would acquire this property and lease it back to Magna. In August 2005, Magna purchased the property to resolve certain option and lease related issues with a third party landlord. As a result, the amount held in trust was returned to the Company. The Company anticipates having further discussion with Magna about acquiring this property.

MI Developments Inc.      2005    21

Cash Used in Financing Activities

In the nine months ended September 30, 2005, the Real Estate Business generated $2.6 million ($0.8 million in the third quarter) of cash from the issuance of 70 thousand and 30 thousand Class A Subordinate Voting Shares upon the exercise of stock options in the first and third quarters, respectively. During the first three quarters of 2005, the Company paid out dividends of $18.8 million ($7.2 million in the third quarter). For further details regarding dividends, refer to the section entitled "DIVIDENDS".

Real Estate Assets

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development, and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	September 30, 2005	December 31, 2004
Income-producing real estate properties	$1,179.3	$1,189.4
Properties held for development	96.4	105.4
Properties under development	9.4	31.5
Properties held for sale	25.7	31.4
Real estate properties, net	$1,310.8	$1,357.7

Income-Producing Properties

At September 30, 2005, the Real Estate Business had 108 income-producing properties under operating leases, representing 26.3 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by the Magna Group primarily to provide automotive parts and modules for assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of the Magna Group. The income-producing portfolio is situated in Austria, Canada, the U.S., Germany, Mexico, and five other countries. The book value of the income-producing portfolio by country as at September 30, 2005 was as follows:

	Book Value	Percent of Total
Canada	$381.8	33%
Austria	333.3	28
U.S.	245.7	21
Germany	109.5	9
Mexico	70.8	6
Other countries	38.2	3

	$1,179.3	100%

Properties Under Development

Development properties consist of projects currently in progress. At September 30, 2005, there were seven properties under development, including three in Canada, two in Austria and one in each of the U.S. and the Czech Republic. These expansions to existing facilities will add 0.4 million square feet to the Real Estate Business' income-producing portfolio when completed. The total anticipated costs related to these projects are approximately $30.7 million, of which $9.4 million had been spent as of September 30, 2005.

22    MI Developments Inc.      2005

Properties Held for Development

At September 30, 2005, the Real Estate Business had 684.9 acres of land with a net book value of $96.4 million held for future development, down from 719.5 acres of land with a net book value of $105.4 million at December 31, 2004. The $9.0 million decrease in the net book value of properties held for development during the nine months ended September 30, 2005 was due primarily to the following reasons:

•
as described previously, a deposit held in trust of $7.4 million was returned to the Company; and

•
the transfer of land with net book value of $2.2 million into income-producing property.

Properties Held for Sale

At September 30, 2005, properties held for sale had a net book value of $25.7 million, compared to a net book value of $31.4 million at December 31, 2004. The decrease in book value is caused primarily by the disposal of vacant land in Mississauga, Ontario in the second quarter. In the U.S., properties held for sale had a net book value of $19.5 million and included a 273.0 acre parcel of vacant land. In Canada, properties held for sale had a net book value of $6.2 million and included three parcels of vacant land totaling 32.1 acres.

MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Pennsylvania, Ohio, Michigan, Oregon, and Ebreichsdorf, Austria. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, one standardbred (harness racing) racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. As mentioned previously, in October 2005, MEC completed the sale of its interest in Flamboro Downs, a standardbred racetrack, and in September 2005, MEC completed the sale of its interest in MVRC, which managed the operations of Colonial Downs, a thoroughbred and standardbred racetrack. At the end of the fourth quarter of 2004, MEC ceased operations at Bay Meadows and Multnomah Greyhound Park as these were operations in leased facilities and the leases were not renewed. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering business known as MagnaBet™. MEC also owns and operates HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HRTV™. HRTV™ is currently distributed to more than 11 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct to home satellite, to paying subscribers. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. MEC also owns a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

In addition to MEC's racetracks, MEC owns a significant real estate portfolio, which includes two golf courses and related recreational facilities, as well as three residential developments in various stages of development in Austria, the United States and Canada. MEC is also working with potential developers and strategic partners for the development of leisure and entertainment or retail-based real estate projects on the excess land surrounding, or adjacent to, certain of MEC's premier racetracks. While MEC is exploring the development of some of its real estate, MEC intends to continue to sell its remaining property held for sale

MI Developments Inc.      2005    23

(which had a book value of $2.5 million as of June 30, 2005) and may also sell its residential developments and certain other real estate in order to generate additional capital for its racing business.

Recent Developments and Initiatives

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are actively underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors that will determine the viability and profitability of such an operation at one of MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licenses, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, the availability of financing on acceptable terms, and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question. Alternative gaming legislation passed in each of Pennsylvania and Oklahoma in 2004 and an initiative is currently underway to implement legislation governing slot machine operations at certain pari-mutuel facilities in Broward, County, Florida.

(a)   Pennsylvania

  The Pennsylvania Race Horse Development and Gaming Act was passed and signed into legislation in July 2004. This legislation authorizes the granting of slot machine licenses to up to seven Category 1 licensed facilities (i.e. racetracks) and up to five Category 2 licensed facilities (i.e. non-tracks), along with limited licenses to up to two Category 3 licensed facilities (i.e. resort hotels). Those racetracks and non-track facilities which successfully apply for slot machine licenses will be permitted to operate between 1,500 and 3,000 slot machines each, subject to future expansion of up to 2,000 additional machines per facility upon the approval of the Pennsylvania Gaming Control Board ("PGCB"). The licensed resort facilities will be permitted to operate, on a limited basis, up to 500 machines each.

  Each racetrack slot machine licensee in Pennsylvania will be required to pay 34% of its daily gross revenues from gaming less all monetary payouts ("Gross Terminal Revenues") to the State Gaming Fund, 4% of its Gross Terminal Revenues as a local share assessment, 5% of its Gross Terminal Revenues to the Pennsylvania Gaming Economic Development and Tourism Fund and a maximum of 12% of its Gross Terminal Revenues to a pool (the "Horsemen Pool") for distribution to each racetrack's horsemen, in the form of purses and other awards. Non-track and resort facilities will be bound to make the same percentage distributions but, since they do not conduct horse racing, they will contribute to the Horsemen Pool that portion of their Gross Terminal Revenues which is equal, on a pro rata basis, to the amount contributed to the Horsemen Pool by Category 1 licensees. The Horsemen Pool will then be allocated among the horsemen at each of the Category 1 licensed facilities, with the intention of providing payments to the horsemen at each racetrack, which are equivalent to 18% of that track's Gross Terminal Revenues.

  All racetrack licensees offering slot machines in Pennsylvania must pay an upfront fee of $50.0 million and will be required to commit a minimum of $5.0 million over a five year period, and a minimum of $0.25 million annually for five years thereafter, for improvements and maintenance of its backstretch. The legalization of alternative gaming at Pennsylvania racetracks is anticipated to have a significant positive impact on purses and on the Pennsylvania horse racing industry in general. MEC intends to pursue an application for a Conditional Category 1 slot license in connection with and reflecting the transaction announced on November 9, 2005 with Millennium-Oaktree (see "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing — Sale of Non-Strategic Assets").

(b)   Oklahoma

  On August 11, 2005, the Oklahoma Horse Racing Commission ("OHRC") formally approved the granting of a conditional racetrack gaming operator's license to MEC's subsidiary, Remington Park, Inc. The approval constituted the final action required by the OHRC for the implementation of 650 alternative

24    MI Developments Inc.      2005

  gaming devices at Remington Park. Legislation was enacted pursuant to public referendum in November 2004 allowing Remington Park, Inc. to operate 650 gaming devices subject to approval of the OHRC. It is anticipated that the casino facility will improve Remington Park's business results and contribute to the horse industry through increased purses. Redevelopment efforts are underway at Remington Park with the expectation of opening the casino facility in late November 2005. Gaming operations at the racetracks are permitted for up to 18 hours per day, not to exceed 106 hours per week. The distribution of revenues from the racetracks' electronic gaming operations will vary based on the annual gross revenues of the racetrack from gaming less all monetary payouts ("Adjusted Gross Revenues"). The legislation allocates between 10% and 30% of the Adjusted Gross Revenues from gaming at each racetrack to the State, between 20% and 30% for the benefit of horsemen and the remaining 50% to 60% to the racetrack, out of which Remington Park will pay its capital and operating costs.

(c)   Florida

  On November 2, 2004, Amendment 4 to the Florida State Constitution was approved, permitting the governing bodies of Broward and Miami-Dade counties to each hold a county-wide referendum on whether to authorize slot machines within existing, licensed pari-mutuel facilities that have conducted live racing during each of the last two years. The County referenda were held on March 8, 2005 and on that date, voters in Broward County approved the referendum questions by majority vote. The Miami-Dade County referendum of the same date resulted in a vote against authorization of slot machines at qualifying pari-mutuel facilities in Miami-Dade County. Pursuant to Amendment 4, the state legislature was required to adopt implementing legislation with an effective date no later than July 1, 2005. The legislative session formally ended on May 6, 2005 with no implementing legislation. On June 21, 2005, the Broward County Circuit Court in Florida enjoined the State Attorney from prosecuting any of the four pari-mutuel license holders in Broward County for the conduct of slot machine gaming. The Court further ordered the Broward County Commission to work with the pari-mutuel license holders to implement rules and regulations to govern slot machine gaming at pari-mutuel facilities within the county. The trial court ruling is under review by the 4th District Court of Appeals, which has refused to stay the trial court's order. Resolution of the appeal is currently expected in six to nine months. On November 4, 2005, the Governor of the State of Florida proclaimed that the state legislature will be convened in Special Session between December 5, 2005 and December 9, 2005 for the purpose of considering, among other things, legislation authorizing, regulating and taxing the operation of slot machines at the four pari-mutuel facilities in Broward County. MEC has also entered into an agreement with Broward County, identical in principal terms to agreements entered into by the three other pari-mutuel facilities in that County, that contains, among other things, provision for payment to the County of 1.5% of Gross Terminal Revenues up to a level of $250.0 million of Gross Terminal Revenues and 2.0% on Gross Terminal Revenues in excess of $250.0 million. MEC is also required to enter into an agreement with the city in which Gulfstream Park is located, Hallandale Beach, providing for, among other things, a payment of a percentage of Gross Terminal Revenues to that city. The agreement with Broward County contemplates that 1.7% of Gross Terminal Revenues up to a level of $250.0 million and 2.5% on Gross Terminal Revenues in excess of $250.0 million will be paid to Broward County for distribution to Hallandale Beach unless and until MEC has entered into an alternative agreement with the city. MEC has spent approximately $5.5 million on the advancement of the state-wide referenda campaign and continues to incur lobbying and other costs in the pursuit of state legislation.

The redevelopment of Gulfstream Park, which commenced in 2004, continued through the third quarter of 2005. The project includes significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course, which was completed prior to the start of the 2005 race meet. The project also includes the construction of a modern clubhouse/grandstand, offering an array of restaurants and entertainment facilities. As mention previously, the capital budget for the redevelopment of Gulfstream Park has been increased from $145.0 million to $171.5 million, which MEC is partially financing through the $115.0 million Gulfstream Park project financing obtained from the MID Lender in December 2004. The most significant portion of the budget increase relates to the construction of the clubhouse as a result of additional material and labour costs, changes to scope and damage and delays

MI Developments Inc.      2005    25

resulting from recent hurricanes. As discussed previously, funding for the additional costs at Gulfstream Park will be provided pursuant to a loan of up to $13.5 million from BE&K. Since the project included the demolition of a substantial portion of the current buildings and related structures, temporary facilities were erected to house the 2005 race meet and best efforts were made to minimize the disruption to the live racing operations; however, as with any interference with the racing operations during a race meet, revenues and earnings generated during the 2005 race meet were negatively impacted compared to prior year results. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet; however, with a project of this magnitude, there is a risk that the redevelopment will not be completed according to schedule. On October 24, 2005, South Florida was struck by Hurricane Wilma and Gulfstream Park sustained damage. MEC is continuing to assess the extent of the damage and the impact on the Gulfstream Park redevelopment project due to the hurricane.

On May 17, 2005, one of MEC's wholly-owned subsidiaries was awarded a license to construct and operate a horse racetrack in the Greater Detroit area. The license is subject to a number of conditions, including among others, the commencement of construction of a racetrack at the proposed site no later than September 1, 2007 and the commencement of live racing no later than October 1, 2009. The proposed site for the new racetrack is in the City of Romulus, Michigan on a property which is situated less than two miles from the Detroit Metropolitan Airport and less than 25 miles from the center of the business districts of both Detroit and Ann Arbor. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan, which may serve as the site of the proposed racetrack. In September 2004, one of MEC's subsidiaries entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns the land in Romulus, Michigan for $33.5 million. The option expired on June 30, 2005. On August 5, 2005, the subsidiary of MEC agreed with MID to extend the option to November 15, 2005. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of certain costs that have been incurred with respect to this specific property. At September 30, 2005, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the license.

The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc., the current owner of Rosecroft Raceway, a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004 and expired on April 30, 2005, however both parties continue to informally operate under its terms until a new agreement can be finalized. Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and OTB facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. MEC is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. Forest City has paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit has been included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. In May 2005, a Limited Liability Company Agreement was entered into with Forest City concerning the planned development of "The Village at Gulfstream Park™" which was not effective until approved by MEC's Board of Directors. On October 21, 2005, MEC and Forest City amended and restated the Limited Liability Company Agreement so that, among other things, the condition to effectiveness was removed. The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. However, to September 30, 2005, MEC has not made any such contributions. In the event the development does not proceed, MEC may

26    MI Developments Inc.      2005

have an obligation to fund a portion of those pre-development costs incurred to that point in time. The Limited Liability Company Agreement further contemplates additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon satisfaction of certain conditions.

In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain MEC affiliates to develop certain undeveloped lands surrounding the Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which has been extended by mutual agreement of the parties to November 30, 2005. MEC has expended $1.6 million of this initiative, of which $1.2 million was paid in the first nine months of 2005. These amounts have been included in MEC's other assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to September 30, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs, however, to September 30, 2005, it has not made any such payments.

The lease on MEC's Bay Meadows site expired December 31, 2004, and as a result MEC is continuing to explore alternative venues, including vacant land that MEC purchased in Dixon, California, for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex. This project is still in the early stages of planning and is subject to regulatory and other approvals.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Results of Operations — For the Three Months Ended September 30, 2005

Basis of Presentation

The following discussion is based on MEC's results of operations included in MID's consolidated statements of income (loss) for the three months ended September 30, 2005 and 2004.

Revenues

In the first nine months of 2005, MEC operated its largest racetracks for 104 fewer live race days than in the prior year period, primarily due to the expiration of MEC's lease at the Bay Meadows facility and a change in the racing calendar at Golden Gate Fields, which resulted in live race days being shifted to the fourth quarter. MEC's other racetracks operated 25 fewer live race days in the nine months ended September 30, 2005 compared to the prior year period, primarily due to a planned reduction in live race days at Great Lake Downs.

MI Developments Inc.      2005    27

Set forth below is a schedule of MEC's actual live race days by racetrack for the first and second quarters and awarded live race days for the remaining quarters of 2005 with comparatives for 2004.

	Q1 2005	Q1 2004	Q2 2005	Q2 2004	Q3 2005	Q3 2004	YTD 2005	YTD 2004	Awarded Q4 2005	Q4 2004	Total 2005(1)	Total 2004
Largest Racetracks
Santa Anita Park(2)	69	69	11	10	—	—	80	79	6	5	86	84
Gulfstream Park	71	76	15	15	—	—	86	91	—	—	86	91
Golden Gate Fields	21	69	29	—	—	—	50	69	52	36	102	105
Bay Meadows(3)	—	—	—	55	—	23	—	78	—	26	—	104
Laurel Park	47	58	10	—	16	—	73	58	63	—	136	58
Lone Star Park	—	—	58	58	11	8	69	66	31	15	100	81
Pimlico Race Course	11	5	39	43	9	32	59	80	—	57	50	137

	219	277	162	181	36	63	417	521	152	139	569	660

Other Racetracks(4)
The Meadows	57	52	57	53	45	53	159	158	50	48	209	206
Thistledown	—	—	61	62	65	65	126	127	61	56	187	183
Remington Park	4	4	28	24	34	34	66	62	32	31	98	93
Portland Meadows	37	36	8	10	—	—	45	46	35	32	80	78
Great Lakes Downs	—	—	29	42	51	60	80	102	19	16	99	118
Magna Racino™	3	—	17	23	14	17	34	40	11	10	45	50

	101	92	200	214	209	229	510	535	208	193	718	728

Total	320	369	362	395	245	292	927	1,056	360	332	1,287	1,388

(1)
Includes actual live race days for the first three quarters of 2005 and awarded live race days for the fourth quarter of 2005.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 31 days in 2005 compared to 26 days in 2004.

(3)
The lease on the Bay Meadows site expired December 31, 2004.

(4)
Excludes Colonial Downs, which is owned by a third party whose racing operations are managed by The Maryland Jockey Club to September 30, 2005, and Flamboro Downs, both of which are being reported as discontinued operations in the three and nine months ended September 20, 2005.

Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities, activity through MEC's XpressBet® and MagnaBet™ systems, the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports, the average field size per race, MEC's ability to attract the industry's top horses and trainers, inclement weather, and changes in the economy.

MEC's total revenues in the three months ended September 30, 2005 were $87.4 million, including $80.5 million from racing operations and $7.0 million from other operations. This compares to revenues of $98.3 million in the third quarter of 2004, which included $92.9 million from racing operations and $5.4 million from other operations. The revenue decrease of $12.4 million, or 13%, in MEC's racing operations is primarily attributable to:

•
revenues in MEC's California operations being below the prior year period by $12.6 million due primarily to the expiry of the Bay Meadows lease on December 31, 2004; and

•
revenues in MEC's Southern U.S. operations being below the prior year period by $1.2 million due primarily to reductions in attendance and wagering at Lone Star Park due to increased competition from nearby casinos, decreased horse population as a result of intense competition for horses and higher purse offerings at neighbouring tracks and reductions in attendance and wagering at Remington Park due to a

28    MI Developments Inc.      2005

  change from day to night racing, which proved to be less popular with local race patrons, in preparation for the opening of the gaming facility;

partially offset by:

•
$1.2 million of increased revenues over the prior year period in MEC's European operations due to increased wagering activity through MagnaBet™ and revenue growth at Magna Racino™.

The $1.6 million increase in revenue from other operations is primarily due to an additional $1.8 million of golf course access fees being recognized in the third quarter of 2005 compared to the third quarter of 2004 due to the renewal of the golf course access fee agreements in November 2004.

Purses, Awards and Other

Purses, awards and other expenses decreased 13% to $36.9 million in the three months ended September 30, 2005 from $42.5 million in the three months ended September 30, 2004, primarily due to the expiry of the Bay Meadows lease and decreased wagering at MEC's Southern U.S. operations for reasons noted previously, partially offset by an increase in pari-mutuel taxes at XpressBet® related to an assessment for 2003 state pari-mutuel taxes resulting in an accrual of $1.6 million for the period from January 1, 2003 to present, which was recorded in the current period.

As a percentage of gross wagering revenues, purses, awards and other increased from 59% in the three months ended September 30, 2004 to 62% in the three months ended September 30, 2005, primarily due to lower gross wagering revenues and the increase in pari-mutuel taxes at XpressBet® as noted above.

Operating Costs

Operating costs decreased by $10.9 million, or 15%, to $59.9 million in the third quarter of 2005, primarily due to:

•
a decrease of $5.4 million in MEC's California operations primarily as a result of the expiry of the Bay Meadows lease;

•
a decrease of $2.5 million in MEC's European operations due to cost reduction initiatives;

•
a decrease of $1.1 million in MEC's Northern U.S. operations primarily due to the closure of Multnomah Greyhound Park on December 31, 2004; and

•
a $2.1 million decrease in predevelopment costs.

As a percentage of total revenues, operating costs decreased from 72% in the three months ended September 30, 2004 to 69% in the three months ended September 30, 2005, primarily due to the reductions in European operating costs and predevelopment costs.

General and Administrative Expenses

MEC's general and administrative expenses were $15.1 million in the third quarter of 2005, compared to $17.7 million in the third quarter of 2004 primarily due to the expiry of the leases at Bay Meadows and Multnomah Greyhound Park on December 31, 2004. As a percentage of total revenues, general and administrative expenses decreased from 18% in the three months ended September 30, 2004 to 17% in the three months ended September 30, 2005.

Depreciation and Amortization Expense

Depreciation and amortization remained constant at $10.2 million in the third quarters of 2005 and 2004 primarily due to reduced depreciation in 2005 as a result of write-downs of long-lived assets recorded in 2004 at Gulfstream Park and Laurel Park, offset by increased depreciation on recent fixed asset additions at certain of MEC's facilities.

MI Developments Inc.      2005    29

Interest Expense, net

MEC's net interest expense for the three months ended September 30, 2005 increased by $3.1 million over the same period in the prior year to $9.5 million. The higher net interest expense is primarily attributable to increased borrowings in MEC's European operations and golf operations, on MEC's senior secured revolving credit facility and on MEC's bridge loan with MID, partially offset by an increase in the amount of interest capitalized. In the three months ended September 30, 2005, $1.6 million of interest was capitalized with respect to projects under development, compared to $0.5 million in the third quarter of 2004.

Income Tax Expense (Recovery)

MEC recorded an income tax recovery of $0.9 million on a loss before income taxes and minority interest of $44.3 million for the third quarter of 2005, compared to an income tax recovery of $1.4 million on MEC's loss before income taxes, dilution and other gains, and minority interest of $49.3 million in the third quarter of 2004. The income tax recovery in the third quarter of 2005 is primarily from MEC's U.S. operations that are not included in MEC's U.S. consolidated income tax return, partially offset by income tax expense from MEC's Canadian operations and in certain U.S. operations that are not included in MEC's U.S. consolidated income tax return. MEC did not recognize the benefit of tax losses in the third quarter of 2005 and 2004 for the majority of its operations.

Discontinued Operations

Discontinued operations in the three months ended September 30, 2005 and 2004 include the operations of Flamboro Downs and MVRC. As disclosed in note 3 to the unaudited interim consolidated financial statements, MEC had $8.3 million of net income before minority interest from discontinued operations in the third quarter of 2005 compared to $1.0 in the third quarter of 2004. The increase over the prior year is primarily from a $9.8 million gain recognized on the disposition of the investment in MVRC on September 30, 2005. The Company recognized a minority interest expense of $3.4 million for discontinued operations in the third quarter of 2005, compared to $0.4 million in 2004, resulting in net income from discontinued operations being $4.9 million in the third quarter of 2005, compared to $0.6 million in 2004.

Net Loss

For the third quarter of 2005, MEC's net loss was $20.5 million, compared to $27.4 million in the third quarter of 2004. The net loss includes the impact of dilution and other gains and minority interest as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS". The $6.9 million decrease in the net loss is the result of a $5.0 million improvement in operating income and a $4.3 million increase in net income from discontinued operations, partially offset by a $1.0 million decrease in dilution gains, lower income tax recovery of $0.6 million and a lower minority interest recovery of $0.8 million.

Results of Operations — For the Nine Months Ended September 30, 2005

Basis of Presentation

The following discussion is based on MEC's results of operations included in MID's consolidated statements of income (loss) for the nine months ended September 30, 2005 and 2004.

Revenues

MEC's total revenues in the nine months ended September 30, 2005 were $508.9 million, including $486.9 million from racing operations and $22.0 million from other operations. This compares to revenues of $568.0 million in the first nine months of 2004, which included $555.0 million from racing operations and $13.0 million from other operations.

The revenue decrease of $68.1 million, or 12%, in MEC's racing operations is primarily attributable to:

•
revenues in MEC's California operations being below the prior year period by $64.5 million due primarily to:

•
the expiry of the Bay Meadows lease on December 31, 2004;

30    MI Developments Inc.      2005

  •
  the change in the racing calendar at Golden Gate Fields, whereby live race days have been shifted to the fourth quarter of the year such that live race days were reduced from 69 days in the first nine months of 2004 to only 50 days in the first nine months of 2005; and

  •
  lower levels of wagering at Santa Anita Park as a result of significant rainfall in Southern California in the first quarter of 2005, which resulted in the cancellation of a live race day and significantly reduced the number of races on the turf course (turf course races typically generate higher levels of wagering);

•
revenues in MEC's Florida operations being below the prior year period by $6.3 million due primarily to the interruption of the racing operations as a result of the redevelopment project currently underway at Gulfstream Park. The live race meet conducted in the first half of 2005 operated out of temporary facilities and best efforts were made to minimize the negative impact of the interruption;

•
revenues in MEC's Southern U.S. operations being below the prior year period by $4.2 million due primarily to reductions in attendance and wagering at Lone Star Park due to increased competition from nearby casinos, decreased horse population as a result of intense competition for horses and higher purse offerings at neighbouring tracks and reductions in attendance and wagering at Remington Park due to a change from day to night racing, which proved to be less popular with local race patrons, in preparation for the opening of the gaming facility; and

•
revenues in MEC's Northern U.S. operations being below the prior year period by $1.8 million due to declines in attendance and wagering at several of MEC's racetracks in this region;

partially offset by:

•
revenues at Maryland being $3.8 million higher than the comparative period due to a record-setting Preakness® in terms of admissions, handle and wagering, and as a result of the new turf course at Laurel Park, which since being available for racing, has resulted in increased field sizes and increased handle;

•
$3.8 million of increased revenues over the prior year period in MEC's European operations due to the opening of the Magna Racino™ in the second quarter of 2004 and increased wagering activity through MagnaBet™; and

•
$1.9 million of increased revenues over the prior year in MEC's Technology operations due to an increase in the number of customers and wagering activity through XpressBet® and additional advertising revenues generated by HRTV™.

The $9.0 million increase in revenue from other operations is primarily due to:

•
an additional $4.9 million of golf course access fees being recognized in the first nine months of 2005 compared to the first nine months of 2004 due to the renewal of the golf course access fee agreements in November 2004; and

•
an additional $3.5 million of revenues on sales of housing units and lots in MEC's European residential real estate development.

Purses, Awards and Other

Purses, awards and other expenses decreased 11% to $246.4 million in the nine months ended September 30, 2005 from $275.6 million in the nine months ended September 30, 2004, primarily due to the expiry of the Bay Meadows and Multnomah Greyhound Park leases, the change in the racing calendar at Golden Gate Fields and decreased wagering at Santa Anita Park, Gulfstream Park and Lone Star Park for reasons noted previously, partially offset by an increase in pari-mutuel taxes at XpressBet® related to an assessment for 2003 state pari-mutuel taxes resulting in an accrual of $1.6 million for the period from January 1, 2003 to present, which was recorded in the current period.

As a percentage of gross wagering revenues, purses, awards and other increased from 61% in the nine months ended September 30, 2004 to 62% in the nine months ended September 30, 2005, primarily due to lower gross wagering revenues and the increase in pari-mutuel taxes at XpressBet® as noted above.

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Operating Costs

Operating costs decreased by $20.6 million, or 8%, to $223.2 million in the first nine months of 2005, primarily due to:

•
a decrease of $16.5 million in MEC's California operations primarily as a result of the expiry of the Bay Meadows lease;

•
a decrease of $2.0 million in MEC's Southern U.S. operations primarily due to reduced marketing costs and other expense reductions at Lone Star Park;

•
a decrease of $2.0 million in MEC's Northern U.S. operations primarily due to the closure of Multnomah Greyhound Park on December 31, 2004; and

•
a $2.8 million decrease in predevelopment costs;

partially offset by:

•
an increase of $1.3 million in MEC's European operations as a result of these business units being in operation for the entire first nine months of 2005 and only opening in the second quarter of 2004;

•
an increase of $2.4 million in MEC's Florida operations as cost savings and expense reductions were offset by $5.7 million of costs related to the temporary facility at Gulfstream Park; and

•
an increase of $0.6 million in MEC's Maryland operations incurred to generate additional revenues at the Preakness®.

As a percentage of total revenues, operating costs increased from 43% in the nine months ended September 30, 2004 to 44% in the nine months ended September 30, 2005, primarily as a result of the decline in racing revenues, offset partially by the decrease in predevelopment costs.

General and Administrative Expenses

MEC's general and administrative expenses were $48.3 million in the first nine months of 2005, compared to $49.2 million in the first nine months of 2004. The decrease of $0.9 million is primarily due to:

•
a decrease of $3.7 million as a result of the expiry of the Bay Meadows lease;

partially offset by:

•
an increase of $1.4 million in MEC's European operations due to the start-up during 2004 of certain of MEC's European operations compared to a full period of operations in 2005; and

•
increased costs at several of MEC's other facilities as a result of increased health and benefit costs.

As a percentage of total revenues, general and administrative expenses increased from 9% in the nine months ended September 30, 2004 to 10% in the nine months ended September 30, 2005, primarily as a result of the decline in racing revenues.

Depreciation and Amortization Expense

Depreciation and amortization increased $2.4 million from $27.3 million in the first nine months of 2004 to $29.7 million in the first nine months of 2005, primarily due to increased depreciation in MEC's European operations primarily at the Magna Racino™, which commenced operations and depreciation of fixed assets on April 4, 2004 and increased depreciation on recent fixed asset additions at certain of MEC's facilities.

Interest Expense, net

MEC's net interest expense for the nine months ended September 30, 2005 increased by $8.3 million over the same period in the prior year to $25.8 million. The higher net interest expense is primarily attributable to increased borrowings in MEC's European operations and golf operations, on MEC's senior secured revolving credit facility and on MEC's bridge loan with MID. In the nine months ended September 30, 2005, $3.9 million

32    MI Developments Inc.      2005

of interest was capitalized with respect to projects under development, compared to $2.7 million in the first nine months of 2004.

Write-down of Long-lived Assets

During the second quarter of 2004 MEC recognized a non-cash write-down of $26.7 million as a result of the major redevelopment of the Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park.

Gains on Disposal of Real Estate

MEC did not dispose of any real estate during the nine months ended September 30, 2005. In the first nine months of 2004, MEC sold four non-core real estate properties for proceeds of $16.6 million and realized a gain on disposal of $9.6 million.

Income Tax Expense (Recovery)

MEC recorded an income tax expense of $1.9 million on a loss before dilution gains (losses), income taxes and minority interest of $64.6 million for the first nine months of 2005, compared to an income tax recovery of $9.9 million on MEC's loss before dilution and other gains, income taxes and minority interest of $62.5 million in the first nine months of 2004. The income tax expense for the nine months ended September 30, 2005 primarily represents income tax expense recognized from MEC's Canadian operations and from certain U.S. operations that are not included in MEC's U.S. consolidated income tax return. The tax recovery in 2004 included a future tax recovery of $5.2 million due to a reduction in enacted income tax rates in Austria, which resulted in a revaluation of MEC's European net future tax liabilities. MEC has not recognized the benefit of tax losses in 2005 for the majority of its operations.

Discontinued Operations

Discontinued operations in the nine months ended September 30, 2005 and 2004 include the operations of Flamboro Downs and MVRC. As disclosed in note 3 to the unaudited interim consolidated financial statements, MEC had a net loss before minority interest from discontinued operations of $0.4 million in the first three quarters of 2005 compared to net income before minority interest from discontinued operations of $2.6 in the first three quarters of 2004. The decrease in results from discontinued operations over the prior year is primarily from a non-cash impairment charge of $12.3 million that was required for Flamboro Downs' racing license, partially offset by a $9.8 million gain recognized on the disposition of the investment in MVRC on September 30, 2005 (see "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing — Sale of Non-Strategic Assets"). The Company recognized a minority interest recovery of $0.2 million for discontinued operations in the first three quarters of 2005, compared to a $1.1 million minority interest expense in 2004, resulting in net income (loss) from discontinued operations being a net loss of $0.2 million in the first three quarters of 2005 compared to net income of $1.5 million in the corresponding period in 2004.

Net Loss

For the first nine months of 2005, MEC's net loss was $39.2 million, compared to $29.4 million in the first nine months of 2004. The net loss includes the impact of dilution and other gains and minority interest as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS". Excluding the write down of long-lived assets of $26.7 million ($15.6 million after related minority interest recovery) recorded in the first nine months of 2004, the $25.4 million increase in net loss is the result of a $19.2 million increase in operating losses, lower gains from disposal of real estate of $9.6 million, lower dilution and other gains of $0.9 million, a lower income tax recovery of $11.8 million and a $1.8 million increase in net loss from discontinued operations, partially offset by an increase in the minority interest recovery of $17.9 million.

MI Developments Inc.      2005    33

Statements of Cash Flows

Cash Used in Operating Activities

MEC used cash flow in operations before changes in non-cash balances of $36.2 million for the first nine months of 2005, compared to $13.8 million of cash used in the first nine months of 2004. The increase of $22.4 million is due primarily to a $20.8 million decrease in earnings excluding depreciation and amortization, write-downs of long-lived assets, gains on disposal of real estate, future income tax expense, and minority interest. In the first nine months of 2005, cash used by changes in non-cash balances was $11.2 million, compared to $0.4 million of cash generated in the first nine months of 2004. The use of cash by non-cash balances in the first nine months of 2005 was primarily due to reductions in accounts payable and accrued liabilities and deferred revenue partially offset by reductions in restricted cash and accounts receivable at September 30, 2005, compared to the respective balances at December 31, 2004.

Cash Used in Investing Activities

For the nine months ended September 30, 2005, MEC spent $83.7 million ($37.3 million in the third quarter) on real estate property and fixed asset additions including $46.4 million on the Gulfstream Park redevelopment ($23.9 million in the third quarter), $10.5 million at The Maryland Jockey Club ($0.6 million in the third quarter), $7.8 million in the third quarter of 2005 on the Remington Park gaming facility, $6.6 million ($3.0 million in the third quarter) on maintenance capital improvements and $11.6 million ($1.4 million in the third quarter) of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and technology operations. MEC also spent $0.8 million ($0.1 million in the third quarter) on other asset additions. These uses of cash were partially offset by $5.8 million ($0.8 million in the third quarter) of net proceeds received on the disposal of real estate properties and $8.9 million ($9.4 million in the third quarter) of cash transferred from discontinued operations.

Cash Provided by Financing Activities

In the nine months ended September 30, 2005, MEC generated $93.4 million of cash from the issuance of debt of $103.8 million and increased bank indebtedness of $0.8 million, partially offset by repayments of long-term debt of $11.2 million. The issuance of debt of $103.8 million is comprised of $76.3 million of advances from MID under the Financing Agreements ($31.2 million under the Gulfstream Park project financing and $45.1 million under the bridge loan) and $27.5 million of debt incurred by a subsidiary of MEC through a financing arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement.

MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions are related to the consolidated operating results for the Company for the three months and nine months ended September 30, 2005. For a more detailed discussion of the operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Results of Operations — For the Three Months Ended September 30, 2005", "REAL ESTATE BUSINESS — Results of Operations — For the Nine Months Ended September 30, 2005", "MAGNA ENTERTAINMENT CORP. — Results of Operations — For the Three Months Ended September 30, 2005", and "MAGNA ENTERTAINMENT CORP. — Results of Operations — For the Nine Months Ended September 30, 2005".

Three Months Ended September 30, 2005

Revenues

Consolidated revenues for the third quarter of 2005 decreased 5% to $123.6 million compared to $129.7 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $4.8 million, or 15% for the three months ended September 30, 2005 primarily as a result of completed projects that came on-stream, the weakening of the U.S. dollar relative to the Canadian dollar, and contractual rent increases. MEC's revenues decreased by $10.9 million, or 11% for the third quarter

34    MI Developments Inc.      2005

of 2005, primarily due to the expiry of the Bay Meadows lease on December 31, 2004, partially offset by additional golf course access fees.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $18.2 million, or 11%, to $146.8 million for the third quarter of 2005.

Operating costs and expenses in the Real Estate Business decreased to $15.2 million in the three months ended September 30, 2005 compared to $17.3 million in the third quarter of 2004. As discussed previously, general and administrative costs decreased by $4.7 million while interest costs increased by $2.0 million and depreciation and amortization increased by $0.6 million.

MEC's operating costs and expenses (excluding interest expense recognized in relation to the Financing Agreements between MID and MEC) decreased to $130.5 million in the third quarter of 2005 compared to $147.6 million in the prior year primarily due to the $5.7 million decrease in purses, awards and other expenses and the $10.9 million decrease in operating costs.

The consolidated operating costs and expenses also include approximately $1.1 million of costs incurred in the third quarter of 2005 in association with the Financing Agreements discussed under "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing".

Gain on Disposal of Real Estate

No gain or loss on disposal of real estate was incurred by the Real Estate Business or MEC in the three months ended September 30, 2005. The Real Estate Business recognized a gain on disposal of real estate of $0.3 million for the three months ended September 30, 2004.

Dilution and Other Gains

In the three months ended September 30, 2004, the Company recorded a non-cash gain of $1.0 million related to the acquisition and subsequent sale of an additional investment in MEC in conjunction with the Proposed MEC Privatization.

Income Taxes

For the three months ended September 30, 2005, income tax expense of $3.3 million was recorded against a loss before dilution and other gains, income taxes and minority interest of $23.3 million. By comparison, in the third quarter of 2004, an income tax expense of $1.4 million resulted from a loss before income taxes, minority interest and dilution and other gains of $34.9 million. MEC did not recognized the benefit of tax losses in the third quarter of 2005 and 2004 for the majority of its operations.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $18.0 million for the three months ended September 30, 2005, compared to $18.8 million for the three months ended September 30, 2004. The recovery of minority interest in the third quarter of 2004 was reduced by approximately $1.0 million to reflect the increased amount of MEC losses attributable to the Company in relation to the acquisition and subsequent sale of an additional investment in MEC in conjunction with the Proposed MEC Privatization. Excluding this adjustment, the minority interest recovery decreased by $1.8 million because MEC's loss excluding the effect of minority interest and dilution and other gains decreased by $4.5 million from $47.9 million for the third quarter of 2004 to $43.4 million for the third quarter of 2005.

MI Developments Inc.      2005    35

Discontinued Operations

As discussed previously, discontinued operations in the three months ended September 30, 2005 and 2004 include the operations of Flamboro Downs and MVRC. MEC had $4.9 million of net income from discontinued operations in the third quarter of 2005, compared to $0.6 in the third quarter of 2004.

Net Loss

The Company had a net loss of $3.7 million in the third quarter of 2005, compared to $15.9 million in the third quarter of 2004. The change was caused by a $7.2 million increase in the Real Estate Business' net income and a $6.9 million decrease in MEC's net loss, partially offset by the reduction of $1.9 million relating to the elimination of intercompany transactions from the Financing Agreements between MID and MEC.

Nine Months Ended September 30, 2005

Revenues

Consolidated revenues for the first nine months of 2005 decreased 7% to $616.5 million, compared to $662.8 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $12.9 million, or 14% for the nine months ended September 30, 2005 primarily as a result of completed projects that came on-stream, the weakening of the U.S. dollar relative to the euro and Canadian dollar, and contractual rent increases. MEC's revenues decreased by $59.1 million, or 10% for the first nine months of 2005, primarily due to the expiry of the Bay Meadows lease on December 31, 2004, a change in the racing calendar at Golden Gate Fields, interruptions of racing operations at Gulfstream Park due to its redevelopment project, and lower wagering at Santa Anita Park due to excessive rainfall, partially offset by increased revenues from golf course access fees and sales of housing units and lots in Europe.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $62.8 million, or 9%, to $623.6 million for the first nine months of 2005.

Operating costs and expenses in the Real Estate Business increased to $47.7 million in the nine months ended September 30, 2005 compared to $46.2 million in the first nine months of 2004. As discussed previously, general and administrative costs decreased by $6.2 million while interest costs increased by $5.5 million and depreciation and amortization increased by $2.2 million.

MEC's operating costs and expenses (excluding interest expense recognized in relation to the Financing Agreements between MID and MEC) decreased to $572.4 million in the first nine months of 2005 compared to $640.2 million in the prior year. Excluding write-downs, operating costs and expenses decreased primarily due to the $29.2 million decrease in purses, awards and other expenses and the $20.6 million decrease in operating costs, partially offset by a $7.1 million increase in interest expense.

The consolidated operating costs and expenses also include approximately $3.5 million of costs incurred in the second and third quarters of 2005 in association with the Financing Agreements discussed under "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing".

Gain on Disposal of Real Estate

For the nine months ended September 30, 2005, the Company recognized a gain of $9.4 million on the disposal of real estate, compared to a gain of $9.8 million in the first nine months of 2004. During the first nine months of 2005, the Real Estate Business had a gain of $9.4 million on the sale of four properties. In the first nine months of 2004, MEC realized gains of $9.6 million on the sale of three non-core real estate properties, while the Real Estate Business had a gain on disposal of real estate of $0.2 million.

Dilution and Other Gains

During the nine months ended September 30, 2005, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 14,175 shares pursuant to stock-based compensation

36    MI Developments Inc.      2005

arrangements. During the nine months ended September 30, 2004, the Company recorded a non-cash gain of $1.0 million related to the acquisition and subsequent sale of an additional investment in MEC in conjunction with the Proposed MEC Privatization. This gain was partially offset by dilution losses of $0.1 million related to MID's investment in MEC as a result of MEC issuing 175,000 shares pursuant to the exercise of stock options and the issuance of 24,000 shares pursuant to other stock-based compensation arrangements.

Income Taxes

For the nine months ended September 30, 2005, income tax expense of $17.0 million was recorded against income before dilution and other gains, income taxes and minority interest of $2.4 million. By comparison, in the first nine months of 2004, an income tax expense of $4.2 million resulted from a loss before income tax expense, minority interest and dilution and other gains of $13.7 million. The expense in 2004 is net of a future tax recovery of $5.2 million resulting from a reduction in tax rates in Europe. MEC has not recognized the benefit of tax losses in the first nine months of 2005 for the majority of its operations.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $27.6 million for the nine months ended September 30, 2005, compared to $20.8 million for the nine months ended September 30, 2004. The recovery of minority interest in the nine months ended September 30, 2004 was reduced by approximately $1.0 million to reflect the increased amount of MEC losses in the third quarter of 2004 attributable to the Company in relation to the acquisition and subsequent sale of an additional investment in MEC in conjunction with the Proposed MEC Privatization. Excluding this adjustment, the minority interest recovery increased by $5.8 million because MEC's loss excluding the effect of minority interest and dilution and other gains increased by $13.9 million, from $52.6 million for the first nine months of 2004 to $66.5 million for the first nine months of 2005.

Discontinued Operations

As discussed previously, discontinued operations in the nine months ended September 30, 2005 and 2004 include the operations of Flamboro Downs and MVRC. MEC had a net loss from discontinued operations of $0.2 million in the first three quarters of 2005, compared to net income from discontinued operations of $1.5 in the first three quarters of 2004.

Net Income

The Company had net income of $12.7 million in the first nine months of 2005, compared to $5.3 million in the first nine months of 2004. The increase was caused by a $22.7 million increase in the Real Estate Business' net income, partially offset by a $9.7 million increase in MEC's net loss and the reduction of net income by $5.6 million relating to the elimination of intercompany transactions from the Financing Agreements between MID and MEC.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $84.8 million during the first nine months of 2005 and at September 30, 2005 had cash and cash equivalents of $188.0 million and shareholders' equity of $1.3 billion. The Real Estate Business also had an unused and available credit facility of $49.7 million at September 30, 2005.

The outstanding long-term debt in the Real Estate Business at September 30, 2005 was $234.1 million, which is comprised of $227.3 million of the Debentures and $6.8 million of mortgages payable on two properties.

Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities. With shareholders' equity of $1.3 billion at September 30, 2005, the Real Estate Business' debt to total capitalization ratio is 15%. Management believes that the Real Estate Business' cash

MI Developments Inc.      2005    37

resources, funds from operations, and available third-party borrowings will be sufficient to finance its operations and capital expenditure program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

MEC's working capital from continuing operations, excluding cash and cash equivalents, bank indebtedness, and the current portion of long-term debt and amounts payable to MID, was ($61.1) million at September 30, 2005, compared to ($72.8) million at December 31, 2004. The increase in working capital, excluding cash and cash equivalents' bank indebtedness, and the current portion of long-term debt and amounts payable to MID, was primarily related to a $29.3 million decrease in current liabilities excluding bank indebtedness and the current portion of long-term debt and amounts payable to MID, partially offset by a $17.7 million decrease in current assets excluding cash and cash equivalents.

Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At September 30, 2005, MEC had borrowed $28.3 million and issued letters of credit totalling $21.1 million under this facility. As noted previously, the MEC Credit Facility was amended and extended, effective July 27, 2005 and further amended in October 2005 (see "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing — Amendments to MEC Credit Facility and Bridge Loan").

On February 18, 2005, one of MEC's Canadian subsidiaries entered into an arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement. MEC received proceeds of Cdn. $13.7 million that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the last instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%. At September 30, 2005, $11.8 million was outstanding under this arrangement. On April 5, 2005, the same Canadian subsidiary entered into a loan agreement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. MEC received proceeds of Cdn. $20.5 million which is repayable in six annual instalments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4% per annum. At September 30, 2005, $17.7 million was outstanding under this arrangement.

One of MEC's subsidiaries has issued a promissory note denominated in Canadian dollars, secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. At September 30, 2005, the note was valued at $38.1 million and is included in the current liabilities of discontinued operations. The note was assumed by GCGC on October 19, 2005 upon closing of the Flamboro Downs sale transaction (see "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing — Sale of Non-Strategic Assets").

On November 27, 2002, contemporaneous with MEC's acquisition of The Maryland Jockey Club, MEC granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At September 30, 2005, this obligation has been included in MEC's long-term debt due after one year on the Company's consolidated balance sheets.

At September 30, 2005, MEC's continuing operations had cash and cash equivalents of $36.4 million and shareholders' equity and minority interest totalling $488.5 million. MEC also had unused and available credit facilities of approximately $0.6 million at September 30, 2005.

MEC believes that its current cash resources, cash flow from its racing and real estate operations, including proceeds from the anticipated sales of real estate holdings and other assets will be sufficient to finance MEC's operations and its maintenance capital expenditure program during the next year. In order to implement MEC's strategic plan, including capitalizing on future growth opportunities, MEC will be required to seek additional financing and sources of funds from one or more possible sources, including project financing and equity for alternative gaming developments and investments by partners in certain of MEC's racetracks and other business operations and an equity offering through public or private sources. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to

38    MI Developments Inc.      2005

MEC, MEC's ability to add alternative gaming to its racetracks where and when permitted or improve or expand its operations as planned may be adversely affected.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2004. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's commitments. contractual obligations and contingencies, refer to the section entitled "SIGNIFICANT EVENTS — Litigation" and notes 14 and 15 to the unaudited interim consolidated financial statements. There were no other material changes in the Company's off-balance sheet arrangements during the nine months ended September 30, 2005.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions with Magna is detailed in the annual financial statements for the year ended December 31, 2004. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's transactions with related parties, refer to the section entitled "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing" and notes 13 and 15 to the unaudited interim consolidated financial statements.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,742,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding. For further details, refer to note 8 to the unaudited interim consolidated financial statements.

On May 19, 2005, the Company announced that the Toronto Stock Exchange had accepted the notice filed by MID of its intention to make a normal course issuer bid for its Class A Subordinate Voting Shares through the facilities of the TSX. MID has also filed the necessary documents with applicable securities regulatory authorities to permit share purchases through the facilities of the New York Stock Exchange.

Pursuant to the terms of its normal course issuer bid, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

DIVIDENDS

In March 2005, the Company declared a quarterly dividend with respect to the three-month period ended December 31, 2004. The dividend of $0.09 per Class A Subordinate Voting Share and Class B Share was paid on April 15, 2005 to shareholders of record at the close of business on March 31, 2005. On April 4, 2005, the Company announced that its Board of Directors has determined that the annual dividend payable to holders of the Company's Class A Subordinate Voting Shares and Class B Shares for 2005 will be increased to $0.60 per share. Accordingly, the Board of Directors of the Company declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of each of the three-month periods ended March 31, 2005 and June 30, 2005 which was paid on June 15, 2005 and September 15, 2005, respectively, to

MI Developments Inc.      2005    39

shareholders of record at the close of business on May 31, 2005 and August 31, 2005, respectively. In respect of the three-month period ended September 30, 2005, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share which will be paid on December 15, 2005 to shareholders of record at the close of business on November 30, 2005.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Standards Adopted in 2005

Consolidation of Variable Interest Entities

In September 2004, The Canadian Institute of Chartered Accountants ("CICA") approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Company's consolidated financial statements.

Standards to be Adopted after 2005

The Company will be required to adopt the following pronouncements after 2005. Although the Company does not expect any of these pronouncements to have a material effect, upon adoption, on its reported results of operations or financial position, it is still reviewing the pronouncements and their ultimate impact on the Company's consolidated financial statements has not yet been determined.

Other Comprehensive Income, Financial Instruments, and Hedges

In January 2005, the CICA issued three new standards in Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments — Recognition and Measurement", and 3865, "Hedges" (collectively, the "New Standards"). These standards provide further guidance for how financial instruments are to be reported in financial statements as follows:

•
All financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

•
Existing requirements for hedge accounting are extended to comprehensively specify how hedge accounting should be performed.

•
Certain gains and losses arising from changes in fair value of financial instruments will be temporarily recorded outside the income statement in Other Comprehensive Income.

The issuance of the New Standards also resulted in the following standards being significantly amended and re-issued (collectively, the "Re-issued Standards"):

•
CICA Handbook Section 1651, "Foreign Currency Translation" (previously CICA Handbook Section 1650) has been updated to amend certain measurement, recognition and disclosure requirements in accordance with the New Standards.

•
CICA Handbook Section 3861 "Financial Instruments — Recognition and Measurement (previously CICA Handbook Section 3860) has been updated to modify disclosure requirements for financial instruments in conjunction with the New Standards.

The New Standards and Re-issued Standards are effective for fiscal years beginning on or after October 1, 2006. Retroactive application is not permitted. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. The Company has not adopted these standards for 2005.

40    MI Developments Inc.      2005

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005
Revenue:
Real Estate Business(1)	$30,969	$32,257	$31,121	$31,398	$33,996	$36,484	$36,217	$38,151
MEC(6),(7)	126,598	285,497	184,190	98,318	128,079	247,348	174,142	87,386
Eliminations(8)	—	—	—	—	(85)	(510)	(706)	(1,992)

	$157,567	$317,754	$215,311	$129,716	$161,990	$283,322	$209,653	$123,545

Net income (loss) from continuing operations:
Real Estate Business(1),(2)	$10,331	$11,269	$11,905	$11,513	$17,576	$16,414	$22,296	$18,722
MEC(3),(5),(6)	(61,478)	5,769	(8,701)	(28,014)	(28,726)	(3,128)	(10,403)	(25,382)
Eliminations(8)	—	—	—	—	(3,046)	(433)	(3,209)	(1,934)

	$(51,147)	$17,038	$3,204	$(16,501)	$(14,196)	$12,853	$8,684	$(8,594)

Net income (loss):
Real Estate Business(1),(2)	$10,331	$11,269	$11,905	$11,513	$17,576	$16,414	$22,296	$18,722
MEC(3),(4),(5),(6)	(60,737)	6,252	(8,221)	(27,450)	(28,298)	(2,799)	(15,857)	(20,502)
Eliminations(8)	—	—	—	—	(3,046)	(433)	(3,209)	(1,934)

	$(50,406)	17,521	$3,684	$(15,937)	$(13,768)	$13,182	$3,230	$(3,714)

Basic and diluted earnings (loss) per share from continuing operations	$(1.07)	$0.35	$0.07	$(0.34)	$(0.30)	$0.26	$0.19	$(0.18)

Basic and diluted earnings (loss) per share	$(1.05)	$0.36	$0.08	$(0.33)	$(0.29)	$0.27	$0.07	$(0.08)

(1)
Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) result in fluctuations in the reported U.S. dollar value of the Real Estate Business' results of operations. Fluctuations in the quarterly results are driven by these foreign exchange rates.

(2)
The Real Estate Business' results for 2005 include (i) costs incurred in association with the Shareholder's Proposals and Litigation in the amounts of $1.8 million, $0.8 million and $0.8 million ($1.2 million, $0.5 million and $0.5 million net of income taxes) in the first, second and third quarters of 2005, respectively; and (ii) a $9.3 million gain ($5.9 million net of income taxes) on the disposal of real estate property in the three months ended June 30, 2005. The Real Estate Business' results for 2004 include (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter related to the Proposed MEC Privatization, and (iii) a $1.4 million net future income tax charge incurred in the second quarter ($2.0 million charge) and fourth quarter ($0.6 million credit) in order to revalue future tax assets related to European operations to reflect changes in corporate income tax rates.

(3)
Net income (loss) from continuing operations and net income (loss) include (i) the impact of non-cash write-downs of MEC's long-lived assets of $26.7 million ($15.6 million after related minority interest recovery) of non-cash write-downs of MEC's long-lived assets were recorded during the second quarter of 2004; (ii) a future tax recovery of $5.2 million ($3.0 million after related minority interest expense) due to a reduction in enacted income tax rates in Austria recorded in the second quarter of 2004; and (iii) $134.9 million ($47.9 million after related income tax and minority interest recoveries), of non-cash write-downs of MEC's long-lived assets recorded during the fourth quarter of 2003.

(4)
Net income (loss) for the nine months ended September 30, 2005 includes (i) $12.3 million ($5.9 million after related income tax and minority interest recoveries) of non-cash write-downs of MEC's racing license assets used in discontinued operations recorded in the second quarter of 2005; and (ii) a $9.8 million gain ($4.6 million after related income tax and minority interest expense) recognized in the third quarter on the disposition of a subsidiary (refer to the section entitled "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing — Sale of Non-Strategic Assets" for further details).

(5)
Net income (loss) from continuing operations and net income (loss) for MEC are net of minority interest and dilution and other gains (losses).

MI Developments Inc.      2005    41

(6)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Seasonality" for further details. For other factors affecting the variability in MEC's quarterly revenues and operating results, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Results of Operations — For the Three Months Ended September 30, 2005 — Revenues".

(7)
Excludes revenues from MEC's discontinued operations.

(8)
Transactions between the Real Estate Business and Magna Entertainment Corp. have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 13 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations of the Company.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this MD&A, MID uses words such as "will", "expect", "should" and similar expressions to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual results to differ materially from such forward-looking statements. Such risks are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

42    MI Developments Inc.      2005

Interim Consolidated
Financial Statements and Notes
 For the period ended September 30, 2005

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three months ended September 30,	2005	(restated – note 1) 2004	2005	2004	2005	(restated – note 1) 2004
Revenues
Rental revenue	$36,159	$31,398	$36,159	$31,398	$—	$—
Racing and other revenue	87,386	98,318	—	—	87,386	98,318
Interest and other income from MEC (note 13)	—	—	1,992	—	—	—

	123,545	129,716	38,151	31,398	87,386	98,318

Operating costs and expenses
Purses, awards and other	36,877	42,530	—	—	36,877	42,530
Operating costs	59,921	70,814	—	—	59,921	70,814
General and administrative (note 13)	20,785	26,942	4,558	9,220	15,133	17,722
Depreciation and amortization	19,289	18,682	9,093	8,533	10,196	10,149
Interest expense (income), net (note 13)	9,942	6,013	1,582	(387)	9,512	6,400

Operating income (loss)	(23,269)	(35,265)	22,918	14,032	(44,253)	(49,297)
Gain on disposal of real estate	—	348	—	348	—	—
Dilution and other gains	—	1,026	—	—	—	1,026

Income (loss) before income taxes and minority interest	(23,269)	(33,891)	22,918	14,380	(44,253)	(48,271)
Income tax expense (recovery)	3,315	1,436	4,196	2,867	(881)	(1,431)
Minority interest	(17,990)	(18,826)	—	—	(17,990)	(18,826)

Net income (loss) from continuing operations	(8,594)	(16,501)	18,722	11,513	(25,382)	(28,014)
Net income from discontinued operations (note 3)	4,880	564	—	—	4,880	564

Net income (loss)	$(3,714)	$(15,937)	$18,722	$11,513	$(20,502)	$(27,450)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 4)
— Continuing operations	$(0.18)	$(0.34)
— Discontinued operations (note 3)	0.10	0.01

Total	$(0.08)	$(0.33)

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
Basic	48,264	48,160
Diluted	48,264	48,160

See accompanying notes

44    MI Developments Inc.      2005

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Nine months ended September 30,	2005	(restated – note 1) 2004	2005	2004	2005	(restated – note 1) 2004
Revenues
Rental revenue	$107,644	$94,776	$107,644	$94,776	$—	$—
Racing and other revenue	508,876	568,005	—	—	508,876	568,005
Interest and other income from MEC (note 13)	—	—	3,208	—	—	—

	616,520	662,781	110,852	94,776	508,876	568,005

Operating costs and expenses
Purses, awards and other	246,441	275,599	—	—	246,441	275,599
Operating costs	223,230	243,840	—	—	223,230	243,840
General and administrative (note 13)	67,060	70,674	15,194	21,438	48,346	49,236
Depreciation and amortization	57,284	52,708	27,567	25,405	29,717	27,303
Interest expense (income), net (note 13)	29,556	16,866	4,932	(642)	25,776	17,508
Write-down of MEC's long-lived assets	—	26,685	—	—	—	26,685

Operating income (loss)	(7,051)	(23,591)	63,159	48,575	(64,634)	(72,166)
Gain on disposal of real estate	9,404	9,842	9,404	216	—	9,626
Dilution and other gains	7	883	—	—	7	883

Income (loss) before income taxes and minority interest	2,360	(12,866)	72,563	48,791	(64,627)	(61,657)
Income tax expense (recovery)	17,003	4,200	15,131	14,104	1,872	(9,904)
Minority interest	(27,586)	(20,807)	—	—	(27,586)	(20,807)

Net income (loss) from continuing operations	12,943	3,741	57,432	34,687	(38,913)	(30,946)
Net income (loss) from discontinued operations (note 3)	(245)	1,527	—	—	(245)	1,527

Net income (loss)	$12,698	$5,268	$57,432	$34,687	$(39,158)	$(29,419)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 4)
— Continuing operations	$0.27	$0.08
— Discontinued operations (note 3)	(0.01)	0.03

Total	$0.26	$0.11

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
Basic	48,250	48,153
Diluted	48,311	48,190

See accompanying notes

MI Developments Inc.      2005    45

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Deficit, beginning of period	$(75,102)	$(41,085)	$(79,932)	$(53,622)
Net income (loss)	(3,714)	(15,937)	12,698	5,268
Dividends	(7,239)	(4,334)	(18,821)	(13,002)

Deficit, end of period	$(86,055)	$(61,356)	$(86,055)	$(61,356)

See accompanying notes

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three months ended September 30,	2005	(restated – note 1) 2004	2005	2004	2005	(restated – note 1) 2004
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$(8,594)	$(16,501)	$18,722	$11,513	$(25,382)	$(28,014)
Items not involving current cash flows (note 11)	6,920	(3,080)	12,309	8,262	(3,449)	(11,342)
Changes in non-cash balances (note 11)	(2,364)	26,601	1,542	4,105	(3,083)	22,496

Cash provided by (used in) operating activities	(4,038)	7,020	32,573	23,880	(31,914)	(16,860)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(46,906)	(56,688)	(9,628)	(11,498)	(37,278)	(45,190)
Proceeds on disposal of real estate properties	8,141	1,701	7,369	1,213	772	488
Other asset additions	(237)	(44)	(90)	—	(147)	(44)
Loan receivable from MEC (note 13)	—	—	(60,861)	—	—	—
Discontinued operations (note 3)	9,399	(1,004)	—	—	9,399	(1,004)

Cash used in investment activities	(29,603)	(56,035)	(63,210)	(10,285)	(27,254)	(45,750)

FINANCING ACTIVITIES
Net increase in bank indebtedness	1,300	25,000	—	—	1,300	25,000
Repayment of long-term debt	(7,786)	(1,518)	(53)	(105)	(7,733)	(1,413)
Loan payable to MID, net (note 13)	—	—	—	—	56,164	—
Issuance of shares	812	—	812	—	—	—
Dividends paid	(7,239)	(4,334)	(7,239)	(4,334)	—	—

Cash provided by (used in) financing activities	(12,913)	19,148	(6,480)	(4,439)	49,731	23,587

Effect of exchange rate changes on cash and cash equivalents	2,041	2,754	1,441	1,649	600	1,105

Net increase (decrease) in cash and cash equivalents during the period	(44,513)	(27,113)	(35,676)	10,805	(8,837)	(37,918)
Cash and cash equivalents, beginning of period	268,946	140,482	223,697	60,018	45,249	80,464

Cash and cash equivalents, end of period	$224,433	$113,369	$188,021	$70,823	$36,412	$42,546

See accompanying notes

46    MI Developments Inc.      2005

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Nine months ended September 30,	2005	(restated – note 1) 2004	2005	2004	2005	(restated – note 1) 2004
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$12,943	$3,741	$57,432	$34,687	$(38,913)	$(30,946)
Items not involving current cash flows (note 11)	26,900	48,085	22,524	30,920	2,713	17,165
Changes in non-cash balances (note 11)	(7,215)	14,344	4,846	13,963	(11,238)	381

Cash provided by (used in) operating activities	32,628	66,170	84,802	79,570	(47,438)	(13,400)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(132,533)	(132,629)	(48,805)	(30,861)	(83,728)	(101,768)
Proceeds on disposal of real estate properties	30,919	19,573	25,116	2,478	5,803	17,095
Other assets additions (note 13)	(771)	(654)	(191)	(188)	(813)	(466)
Loan receivable from MEC (note 13)	—	—	(80,775)	—	—	—
Discontinued operations (note 3)	8,868	2,824	—	—	8,868	2,824

Cash used in investment activities	(93,517)	(110,886)	(104,655)	(28,571)	(69,870)	(82,315)

FINANCING ACTIVITIES
Net increase in bank indebtedness	800	27,000	—	—	800	27,000
Issuance of long-term debt, net (note 7)	27,493	19,257	—	—	27,493	19,257
Repayment of long-term debt	(11,413)	(4,446)	(228)	(258)	(11,185)	(4,188)
Loan payable to MID, net (note 13)	—	—	—	—	76,272	—
Issuance of shares	2,611	721	2,611	721	—	—
Minority investment in subsidiary	—	852	—	—	—	852
Dividends paid	(18,821)	(13,002)	(18,821)	(13,002)	—	—

Cash provided by (used in) financing activities	670	30,382	(16,438)	(12,539)	93,380	42,921

Effect of exchange rate changes on cash and cash equivalents	(4,402)	2,014	(4,562)	2,276	160	(262)

Net increase (decrease) in cash and cash equivalents during the period	(64,621)	(12,320)	(40,853)	40,736	(23,768)	(53,056)
Cash and cash equivalents, beginning of period	289,054	125,689	228,874	30,087	60,180	95,602

Cash and cash equivalents, end of period	$224,433	$113,369	$188,021	$70,823	$36,412	$42,546

See accompanying notes

MI Developments Inc.      2005    47

Consolidated Balance Sheets
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at	September 30, 2005	(restated – note 1) December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	(restated – note 1) December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$224,433	$289,054	$188,021	$228,874	$36,412	$60,180
Restricted cash	22,012	24,520	—	—	22,012	24,520
Accounts receivable	45,230	59,169	8,943	12,356	36,287	46,813
Loan receivable from MEC (note 13)	—	—	48,402	—	—	—
Income taxes receivable	—	1,815	—	—	—	1,815
Prepaid expenses and other	13,844	16,436	450	212	13,394	16,224
Discontinued operations (note 3)	87,735	5,398	—	—	87,735	5,398

	393,254	396,392	245,816	241,442	195,840	154,950

Real estate properties, net (note 5)	2,239,225	2,249,946	1,310,841	1,357,700	930,955	892,347
Fixed assets, net	52,302	54,836	435	532	51,867	54,304
Racing licenses	168,134	168,134	—	—	168,134	168,134
Other assets, net (note 13)	15,997	18,348	2,503	2,430	20,440	18,863
Loan receivable from MEC (note 13)	—	—	61,395	26,426	—	—
Deferred rent receivable	13,820	13,851	13,820	13,851	—	—
Future tax assets	52,339	44,379	9,558	9,134	42,781	35,245
Discontinued operations (note 3)	—	93,980	—	—	—	93,980

	$2,935,071	$3,039,866	$1,644,368	$1,651,515	$1,410,017	$1,417,823

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 6)	$28,300	$27,500	$—	$—	$28,300	$27,500
Accounts payable and accrued liabilities	136,254	171,860	25,267	38,152	110,987	133,708
Income taxes payable	4,913	5,907	4,133	5,907	780	—
Loan payable to MID (note 13)	—	—	—	—	48,402	—
Long-term debt due within one year	16,588	13,714	344	313	16,244	13,401
Deferred revenue (note 13)	26,626	29,825	6,382	1,368	21,067	28,457
Discontinued operations (note 3)	64,223	8,867	—	—	64,223	8,867

	276,904	257,673	36,126	45,740	290,003	211,933

Long-term debt (note 7)	216,488	209,000	6,482	6,505	210,006	202,495
Senior unsecured debentures	227,314	219,228	227,314	219,228	—	—
Note obligations	212,186	211,062	—	—	212,186	211,062
Loan payable to MID (note 13)	—	—	—	—	61,395	26,426
Future tax liabilities	169,114	151,786	44,716	33,325	124,398	118,461
Minority interest	221,600	253,726	—	—	221,600	253,726
Discontinued operations (note 3)	—	56,998	—	—	—	56,998

	1,323,606	1,359,473	314,638	304,798	1,119,588	1,081,101

Shareholders' equity:
Class A Subordinate Voting Shares (note 8)	1,558,016	1,554,779
Class B Shares (note 8)	17,893	17,893
Contributed surplus (note 9)	2,025	2,387
Deficit	(86,055)	(79,932)
Currency translation adjustment	119,586	185,266

	1,611,465	1,680,393	1,329,730	1,346,717	290,429	336,722

	$2,935,071	$3,039,866	$1,644,368	$1,651,515	$1,410,017	$1,417,823

Commitments and contingencies (note 14)
See accompanying notes

48    MI Developments Inc.      2005

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2005 and 2004 and for the three-month and nine-month periods ended September 30, 2005 and 2004 are unaudited)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2004, except as disclosed in note 2.

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003.

The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing 96% of the total votes attached to its outstanding stock. MEC's results are consolidated with the Company's results, with minority ownership accounted for as minority interest.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2005 and 2004 and the results of operations and cash flows for the three month and nine month periods ended September 30, 2005 and 2004.

MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is typically earned in the first quarter of each year.

Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 12 to the unaudited interim consolidated financial statements. Related party transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 13, are eliminated in the consolidated results of operations and financial position of the Company.

The Company has reclassified certain prior period amounts to conform to the current periods' presentation. Prior periods have also been adjusted to reflect the restatement for discontinued operations (note 3).

2.     ACCOUNTING CHANGE

Consolidation of Variable Interest Entities

In September 2004, The Canadian Institute of Chartered Accountants approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Company's consolidated financial statements.

MI Developments Inc.      2005    49

3.     DISCONTINUED OPERATIONS

(a)
On August 16, 2005, MEC and Great Canadian Gaming Corporation ("GCGC") entered into a share purchase agreement under which GCGC acquired all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC. ORI owns and operates Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada. Regulatory approval for this sale transaction was obtained on October 17, 2005, and MEC completed the transaction on October 19, 2005. On closing, GCGC paid $23.6 million and Cdn. $50.0 million in cash and assumed ORI's existing debt.

  MEC's long-lived assets and racing licenses are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The purchase price for the transaction described above established a fair value for certain assets of Flamboro Downs and accordingly MEC performed impairment testing of these assets. Based on this analysis, a non-cash impairment charge of $12.3 million before income taxes, or $10.0 million after income taxes, was required for Flamboro Downs' racing license in the nine months ended September 30, 2005.

(b)
On August 18, 2005, three subsidiaries of MEC entered into a share purchase agreement with Colonial Downs, L.P. ("Colonial LP") pursuant to which Colonial LP purchased all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"). MVRC is an indirect subsidiary of MEC that manages the operations of Colonial Downs, a thoroughbred and standardbred horserace track located in New Kent, Virginia, pursuant to a management agreement with Colonial LP, the owner of Colonial Downs. Regulatory approval for this sale transaction was obtained on September 28, 2005, and MEC completed the transaction on September 30, 2005. On closing, MEC received cash consideration of $6.8 million, net of transaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million. Colonial LP will also pay MVRC's prorated management fee for 2005.

(c)
MEC's results of discontinued operations for the three and nine months ended September 30, 2005 and 2004, and MEC's assets and liabilities related to discontinued operations as at September 30, 2005 and December 31, 2004 are shown in the tables below. All assets and liabilities relating to discontinued operations have been classified as current at September 30, 2005 as the transactions described in sections (a) and (b) above closed between September 30, 2005 and October 19, 2005 and all consideration for these transactions has been received.

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenues	$7,377	$7,278	$21,256	$21,716
Costs and expenses	5,750	5,076	15,883	15,190

	1,627	2,202	5,373	6,526
Depreciation and amortization	248	225	738	649
Interest expense, net	614	585	1,868	1,788
Write-down of racing license	—	—	12,290	—

Income (loss) before undernoted	765	1,392	(9,523)	4,089
Gain on disposition	9,837	—	9,837	—

Income before income taxes	10,602	1,392	314	4,089
Income tax expense	2,263	428	732	1,481
Minority interest	3,459	400	(173)	1,081

Net income (loss)	$4,880	$564	$(245)	$1,527

50    MI Developments Inc.      2005

As at	September 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$979	$636
Restricted cash	3,015	2,055
Accounts receivable	1,402	2,315
Income taxes receivable	—	258
Prepaid expenses and other	313	134
Real estate properties, net	19,835	—
Fixed assets, net	1,281	—
Racing licenses	60,910	—

	87,735	5,398

Real estate properties, net	—	19,896
Fixed assets, net	—	1,325
Racing licenses	—	72,759

	$87,735	$99,378

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$4,040	$3,528
Income taxes payable	2,170	—
Long-term debt due within one year	6,890	4,362
Deferred revenue	845	977
Long-term debt	35,909	—
Future tax liabilities	14,369	—

	64,223	8,867

Long-term debt	—	39,003
Future tax liabilities	—	17,995

	$64,223	$65,865

MI Developments Inc.      2005    51

4.     EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three month and nine month periods ended September 30, 2005 and 2004 are computed as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Net income (loss) from continuing operations	$(8,594)	$(16,501)	$12,943	$3,741
Net income (loss) from discontinued operations	4,880	564	(245)	1,527

Net income (loss)	$3,714	$(15,937)	$12,698	$5,268

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,264	48,160	48,250	48,153
Stock options (thousands)	—	—	61	37

	48,264	48,160	48,311	48,190

Diluted earnings (loss) per Class A Subordinate Voting or Class B Shares
— from continuing operations	$(0.18)	$(0.34)	$0.27	$0.08
— from discontinued operations	0.10	0.01	(0.01)	0.03

	$(0.08)	$(0.33)	$0.26	$0.11

The computation of diluted earnings per share for the three months ended September 30, 2005 excludes the effect of the potential exercise of 418,000 (2004 — 352,000) options to acquire Class A Subordinate Voting Shares because the effect would be anti-dilutive. The computation of diluted earnings per share for the nine months ended September 30, 2004 excludes the effect of the potential exercise of 100,000 options to acquire Class A Subordinate Voting Shares because the effect would be anti-dilutive.

52    MI Developments Inc.      2005

5.     REAL ESTATE PROPERTIES

Real estate properties consist of:

		(restated – note 1)
As at	September 30, 2005	December 31, 2004
Real Estate Business
Income-producing properties under operating leases
Land	$195,024	$198,940
Buildings, parking lots and roadways — cost	1,198,159	1,186,112
Buildings, parking lots and roadways — accumulated depreciation	(213,894)	(195,654)

	1,179,289	1,189,398

Development properties
Land and improvements	96,407	105,408
Properties under development	9,426	31,477

	105,833	136,885

Properties held for sale	25,719	31,417

	1,310,841	1,357,700

MEC
Revenue-producing racetrack properties
Land and improvements	213,613	215,289
Buildings — cost	426,177	409,179
Buildings — accumulated depreciation	(89,481)	(71,658)
Construction in progress	148,987	104,596

	699,296	657,406

Excess racetrack properties	96,565	98,332

Development properties
Land and improvements	50,665	49,400
Properties under development	2,752	1,222

	53,417	50,622

Revenue-producing non-racetrack properties
Land and improvements	37,393	37,543
Buildings — cost	53,049	56,957
Buildings — accumulated depreciation	(11,261)	(11,025)

	79,181	83,475

Properties held for sale	2,496	2,512

	930,955	892,347

Eliminations (note 13)	(2,571)	(101)

Consolidated	$2,239,225	$2,249,946

MI Developments Inc.      2005    53

6.     BANK INDEBTEDNESS

On July 27, 2005, MEC amended and extended its $50.0 million senior revolving credit facility(the "MEC Credit Facility") to July 31, 2006. The MEC Credit Facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of MEC. At September 30, 2005, MEC had borrowings under the MEC Credit Facility of $28.3 million (December 31, 2004 — $27.5 million) and had issued letters of credit totalling $21.1 million (December 31, 2004 — $21.9 million) under the MEC Credit Facility, such that 0$0.6 million was unused and available.

The loans under the MEC Credit Facility bear interest at either the U.S. Base rate plus 3.0% or the London Interbank Offered Rate ("LIBOR") plus 4.0%. The weighted average interest rate on the loans outstanding under the MEC Credit Facility as at September 30, 2005 was 8.7% (December 31, 2004 — 6.0%).

Subsequent to September 30, 2005, the MEC Credit Facility was further amended (see note 15).

7.     LONG-TERM DEBT

On February 18, 2005, one of MEC's Canadian subsidiaries entered into a financing arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement. MEC received proceeds of $11.1 million (Cdn. $13.7 million) that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the third instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%.

On April 5, 2005, one of MEC's Canadian subsidiaries entered into a loan agreement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. MEC received proceeds of $16.9 million (Cdn. $20.5 million) that are repayable in six annual repayments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4%.

54    MI Developments Inc.      2005

8.     SHARE CAPITAL

Changes in Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2003	47,582,083	$1,552,901	548,238	$17,893	48,130,321	$1,570,794
Issued on exercise of stock options	30,000	910	—	—	30,000	910

Issued and outstanding, March 31, 2004, June 30, 2004, and September 30, 2004	47,612,083	1,553,811	548,238	17,893	48,160,321	1,571,704
Issued on exercise of stock options	30,000	968	—	—	30,000	968

Shares issued and outstanding, December 31, 2004	47,642,083	1,554,779	548,238	17,893	48,190,321	1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005 and June 30, 2005	47,712,083	1,557,016	548,238	17,893	48,260,321	1,574,909
Issued on exercise of stock options	30,000	1,000	—	—	30,000	1,000

Shares issued and outstanding, September 30, 2005	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

9.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three months ended September 30, 2005	Nine months ended September 30, 2005
Contributed surplus, beginning of period	$2,125	$2,387
Stock-based compensation	88	264
Transfer to share capital on exercise of stock options	(188)	(626)

Contributed surplus, end of period	$2,025	$2,025

MI Developments Inc.      2005    55

10.  STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.69 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant, and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

  Activity in MID's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	490,000	33.16	575,000	31.85
Granted	—	—	100,000	39.26
Exercised	(70,000)	31.85	(30,000)	31.85

Stock options outstanding, March 31 and June 30	420,000	33.38	645,000	33.00
Exercised	(30,000)	31.85	—	—
Cancelled	—	—	(293,000)	34.38

Stock options outstanding, September 30	390,000	33.49	352,000	31.85

Stock options exercisable, September 30	162,000	32.64	124,000	31.85

  During the three months ended March 31, 2004, there were 100,000 MID stock options granted with a weighted average fair value of $7.57 per option. These 100,000 MID stock options and an additional 193,000 stock options were subsequently cancelled during the three months ended September 30, 2004.

  The fair value of MID stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Risk-free interest rate	—	—	—	3.0%
Expected dividend yield	—	—	—	1.20%
Expected volatility of MID's Class A Subordinate Voting Stock	—	—	—	30.2%
Weighted average expected life (years)	—	—	—	4.0

  During the three-month and nine-month periods ended September 30, 2005, the Real Estate Business recognized stock-based compensation expense of $0.1 million (2004 — $0.2 million recovery) and $0.3 million (2004 — $1.6 million), respectively.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options

56    MI Developments Inc.      2005

  and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan. During the three months ended September 30, 2005, no shares were issued under the MEC Plan and during the nine months ended September 30, 2005, 14,175 shares were issued under the MEC Plan. During the three months ended September 30, 2004, no shares were issued under the MEC Plan and during the nine months ended September 30, 2004, 199,000 shares were issued under the MEC Plan, including 175,000 shares issued on the exercise of stock options.

  During 2005, MEC introduced an incentive compensation program for certain officers and key employees, which will award performance shares of MEC's Class A Subordinate Voting Stock as contemplated under the MEC Plan in 2005. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Plan was approved by the Compensation Committee of MEC's Board of Directors. These performance shares vest over a six or eight month period to December 31, 2005 and are to be distributed, subject to certain conditions, in two equal instalments. The first distribution date is on or about March 31, 2006 and the second distribution date is on or about March 31, 2007. During the three and nine months ended September 30, 2005, nil and 210,122 (three and nine months ended September 30, 2004 — nil) performance share awards were granted under the MEC Plan, with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share. At September 30, 2005, there were 123,219 performance share awards vested with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

  Activity in MEC's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,500,500	6.18	4,841,500	6.14
Granted	490,000	6.40	150,000	6.33
Exercised	—	—	(175,000)	4.87
Forfeited	(145,000)	6.76	(144,000)	6.94

Stock options outstanding, March 31	4,845,500	6.19	4,672,500	6.16
Granted	155,000	6.70	—	—
Forfeited	(88,000)	7.32	—	—

Stock options outstanding, June 30	4,912,500	6.18	4,672,500	6.16
Granted	—	—	50,000	6.64
Forfeited	(150,000)	8.08	(100,000)	6.13

Stock options outstanding, September 30	4,762,500	6.12	4,622,500	6.17

Stock options exercisable, September 30	4,038,715	6.05	3,925,596	6.11

MI Developments Inc.      2005    57

  During the three months ended September 30, 2004, there were 50,000 MEC stock options granted with a weighted average fair value of $2.77 per option. During the nine months ended September 30, 2005, there were 645,000 (2004 — 200,000) MEC stock options granted with a weighted average fair value of $2.90 (2004 — $2.38) per option.

  The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Risk-free interest rate	—	3.0%	3.9%	3.0%
Expected dividend yield	—	0.84%	—	0.84%
Expected volatility of MEC's Class A Subordinate Voting Stock	—	56.2%	54.9%	57.4%
Weighted average expected life (years)	—	4.0	4.0	4.0

  During the three-month and nine-month periods ended September 30, 2005, MEC recognized stock-based compensation expense (net of recoveries for forfeited options) of nil (2004 — $0.3 million) and $0.6 million (2004 — $0.8 million), respectively.

11.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Three months ended September 30,		Nine months ended September 30
		(restated – note 1)		(restated – note 1)
	2005	2004	2005	2004
Real Estate Business
Depreciation and amortization	$9,093	$8,533	$27,567	$25,405
Gain on disposal of real estate	—	(348)	(9,404)	(216)
Future income taxes	4,146	146	5,886	4,157
Interest and other income from MEC	(1,032)	—	(2,248)	—
Stock-based compensation expense (recovery)	88	(206)	264	1,558
Straight-line rent adjustment	(59)	136	249	(104)
Other	73	1	210	120

	12,309	8,262	22,524	30,920

MEC
Depreciation and amortization	10,196	10,149	29,717	27,303
Future income taxes	3,554	(1,800)	991	(7,591)
Stock-based compensation expense	15	260	696	752
Gain on disposal of real estate	—	—	—	(9,626)
Write-down of long-lived assets	—	—	—	26,685
Minority interest	(17,990)	(18,826)	(27,586)	(20,807)
Dilution and other gains	—	(1,026)	(7)	(883)
Other	776	(99)	(1,098)	1,332

	(3,449)	(11,342)	2,713	17,165

Eliminations (note 13)	(1,940)	—	1,663	—

Consolidated	$6,920	$(3,080)	$26,900	$48,085

58    MI Developments Inc.      2005

(b)
Changes in non-cash balances:

	Three months ended September 30,		Nine months ended September 30
		(restated – note 1)		(restated – note 1)
	2005	2004	2005	2004
Real Estate Business
Accounts receivable	$187	$455	$2,607	$6,728
Loan receivable from MEC	(296)	—	(296)	—
Prepaid expenses and other	185	(765)	(228)	(222)
Accounts payable and accrued liabilities	805	1,061	(4,661)	3,141
Deferred revenue	2,632	447	5,014	(146)
Income taxes payable	(1,971)	2,907	2,410	4,462

	1,542	4,105	4,846	13,963

MEC
Restricted cash	(2,496)	2,952	2,486	(1,255)
Accounts receivable	(132)	2,155	10,223	(5,191)
Prepaid expenses and other	371	934	(1,383)	(5,958)
Accounts payable and accrued liabilities	7,891	16,176	(16,713)	24,921
Loan payable to MID	296	—	296	—
Deferred revenue	(2,661)	984	(7,289)	(8,012)
Income taxes receivable/payable	(6,352)	(705)	1,142	(4,124)

	(3,083)	22,496	(11,238)	381

Eliminations (note 13)	(823)	—	(823)	—

Consolidated	$(2,364)	$26,601	$(7,215)	$14,344

12.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, one standardbred racetrack, and one racetrack that run both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities, XpressBet®, a United States national Internet and telephone account wagering business, and MagnaBet™, a European account wagering service. MEC also owns and operates HorseRacing TV™, a network focused on horseracing, and owns a 30% equity investment in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. To support certain of MEC's thoroughbred racetracks, MEC owns and operates three

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thoroughbred training centers in the Unites States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, and three residential developments in various stages of development in Austria, the United States and Canada.

The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

13.  TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, Magna's Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   MEC Recapitalization Plan and Financing

  On December 9, 2004, a subsidiary of MID (the "MID Lender") entered into a loan agreement to provide project financing facilities to subsidiaries of MEC of $115.0 million (plus costs and capitalized interest) for the reconstruction of facilities at Gulfstream Park racetrack in Florida (the "Gulfstream Park project financing") and $77.0 million (plus costs and capitalized interest) for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania (the "Meadows project financing").

  On July 22, 2005, in connection with the recapitalization plan announced the same day by MEC (the "MEC Recapitalization Plan"), the MID Lender entered into two loan agreements with MEC and amended the existing loan agreement (collectively, the "Financing Agreements"). The Financing Agreements were further amended in October 2005 (see note 15).

        (i)    MEC Recapitalization Plan

    The MEC Recapitalization Plan is intended to recapitalize MEC's balance sheet by August 2006 through the sale of certain non-strategic assets to generate proceeds of approximately $150.0 million. MEC's sale of the racetrack at Flamboro Downs and the Colonial Downs Management Agreement (see note 3) are the first of such asset dispositions. Proceeds realized from asset sales, excluding the sale of Flamboro Downs, are applied to reduce debt (including amounts owed under the bridge loan discussed below — see note 15). The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006. The proceeds of such an equity offering would be used by MEC to further reduce debt and for MEC's general corporate purposes.

        (ii)   Bridge Loan

    Under the Financing Agreements, the MID Lender is providing MEC with a 13-month bridge loan of up to $100.0 million. $50.0 million of the bridge loan was made available upon closing of the Financing Agreements for drawdown by MEC, $25.0 million was made available on October 17, 2005 and the remaining $25.0 million can become available on January 16, 2006, subject to the satisfaction of certain conditions including, among other things, MEC establishing to the MID Lender's satisfaction that MEC is in compliance with, and is continuing to implement, the MEC Recapitalization Plan. The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan. During the three months ended September 30, 2005, $48.1 million was advanced to MEC under the bridge loan. Subsequent to September 30, 2005, a further $8.0 million was advanced to MEC under the bridge loan.

    The bridge loan has a term expiring August 31, 2006 and bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a

60    MI Developments Inc.      2005

    fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. The MID Lender received arrangement fees of $1.0 million at closing and $0.5 million on October 17, 2005 and will receive an additional $0.5 million on the date (if any) on which the applicable conditions are satisfied and any or all of the third tranche becomes available to MEC. In addition, MEC will pay an annual commitment fee equal to 1.0% of the undrawn facility. The bridge loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds raised by MEC from asset sales and equity or debt issuances, subject to amounts required to be paid to MEC's existing lenders.

    The bridge loan is secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC. The guarantees are secured by first ranking security over the lands owned by The Meadows (ahead of the Gulfstream project financing facility), second ranking security over the lands owned by Golden Gate Fields (behind an existing third party lender) and third ranking security over the lands owned by Santa Anita Park (behind existing third party lenders). In addition, MEC has pledged the shares and licences of the guarantor subsidiaries and other subsidiaries (or provide negative pledges where a pledge is not available due to regulatory constraints or due to a pledge to an existing third party lender). The bridge loan is cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries. The security over The Meadows may be subordinated to new third party financings of up to $200.0 million for the construction of a racing and alternative gaming facility at The Meadows.

        (iii)   Project Financing

    Under the Financing Agreements, the Gulfstream Park project financing and the Meadows project financing facilities have been amended by, among other things, (i) terminating the Meadows project financing facility (which was undrawn) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the alternative gaming facility being built at Remington Park racetrack in Oklahoma (the "Remington Park project financing"); and (ii) accelerating the time when principal and interest payments on amounts advanced under the project financings will begin to January 1, 2007 (rather than January 1, 2008 under the prior arrangements).

    The $34.2 million Remington Park project financing are made available by the MID Lender to the wholly-owned subsidiary of MEC that operates Remington Park to finance the build-out of an alternative gaming facility. Advances under the facility are made available by way of progress draw advances to fund the capital expenditures relating to the development, design and construction of the alternative gaming facility at Remington (including the purchase and installation of gaming devices).

    The Remington Park project financing has a term of 10 years from the completion date of the alternative gaming facility at Remington Park, which is anticipated to occur by November 2005. Prior to the completion date, amounts outstanding under the Remington Park project financing bear interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. After the completion date, amounts outstanding under the Remington Park project financing will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest will be deferred. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period commencing on such date. Following the completion of the alternative gaming facility, certain cash from the operations of the borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing.

    The Remington Park and Gulfstream Park project financing facilities contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing facility is secured by all assets of the borrower, excluding licences and permits and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility and (until the alternative gaming facility is completed) by MEC. The security package includes second ranking

MI Developments Inc.      2005    61

    security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the amended Gulfstream Park project financing, as discussed below). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.

    The Gulfstream Park project financing facility is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows training center, Remington Park and The Meadows and is collateralized principally by security over the lands forming part of the operations at Gulfstream Park, Palm Meadows, Remington Park and The Meadows and over all other assets of Gulfstream Park, Palm Meadows, Remington Park and The Meadows, excluding licenses and permits (which cannot be subject to security under applicable legislation).

    As at September 30, 2005, there was a balance of $60.5 million (December 31, 2004 — $26.4 million) due under the Gulfstream Park project financing facility including $2.3 million (December 31, 2004 — $0.1 million) of accrued interest. At September 30, 2005, there was a balance of $0.9 million due under the Remington Park project financing facility.

  Approximately $6.7 million of costs were incurred in association with the Financing Agreements. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (or capitalized interest in the case of the Gulfstream Park and Remington park project financings), over the respective lives of the bridge loan and Gulfstream Park and Remington park project financings. At a consolidated level, such costs are charged to general and administrative expenses in the periods in which they are incurred.

  All interest and fees relating to the Financing Agreements, including any capitalization thereof by MEC, and any adjustments to the deferred financing costs are eliminated from the Company's consolidated results of operation and financial position.

(b)   MEC's sales to Mr. F. Stronach

  During the three months ended June 30, 2005, a wholly-owned subsidiary of MEC sold to Mr. F. Stronach, the Chairman of the Board of MEC and the Company, two housing lots and an apartment located in MEC's residential development in Oberwaltersdorf, Austria. The total sales price for these properties was $1.4 million, which was the market listed sales price, and a gain on sale of $0.9 million was recognized during the three months ended June 30, 2005.

(c)   MEC option

  On August 5, 2005, a subsidiary of MEC extended its option agreement with MID to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan to November 15, 2005.

14.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and will vigorously defend against it.

(c)
MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry,

62    MI Developments Inc.      2005

  including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)
At September 30, 2005, the Company had $7.8 million (Real Estate Business — $3.2 million; MEC — $4.6 million) of letters of credit issued with various financial institutions to guarantee various construction projects related to activity of the Company. These letters of credit are secured by cash deposits of the Company.

(e)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As at September 30, 2005, these indemnities amounted to $4.4 million with expiration dates through September 30, 2006.

(f)
At September 30, 2005, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $74.9 million (Real Estate Business — $11.9 million; MEC — $63.0 million).

(g)
The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004, and expired on April 30, 2005, however both parties continue to informally operate under its terms until a new arrangement can be finalized.

  The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland off-track betting facilities operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. Commencing April 19, 2004, The Maryland Jockey Club and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law which precluded The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft's consent, and the federal Interstate Horseracing Act, which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel Park are running live races.

  Since coming into effect on June 9, 2004, The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and The Maryland Jockey Club agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

  Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and off-track betting facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. At this time, MEC is uncertain as to the likelihood of renewal of this agreement on comparable terms.

(h)
In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. Forest City has paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit has been included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. In May 2005, a Limited Liability Company Agreement was entered into with Forest City

MI Developments Inc.      2005    63

  concerning the planned development of "The Village at Gulfstream Park™", which was not effective until approved by MEC's Board of Directors. On October 21, 2005, MEC and Forest City amended and restated the Limited Liability Company Agreement so that, among other things, the condition to effectiveness was removed. The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. However, to September 30, 2005, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. The Limited Liability Company Agreement further contemplates additional agreements including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon satisfaction of certain conditions.

(i)
In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which has been extended by mutual agreement of the parties to November 30, 2005. Up to September 30, 2005, MEC has expended $1.6 million of this initiative, of which $1.2 million was paid in the nine months ending September 30, 2005. These amounts have been included in MEC's other assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to September 30, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs, however to September 30, 2005, MEC has not made any such payments.

15.  SUBSEQUENT EVENTS

(a)
In October 2005, the MID Lender agreed to amend certain of the loan agreements between it and MEC and certain of MEC's subsidiaries.

  The Gulfstream Park project financing will be amended to recognize that MEC has increased the capital budget for the redevelopment of Gulfstream Park by $26.5 million from $145 million to $171.5 million, to permit certain changes to the contractor arrangements for the Gulfstream construction project, and to establish the Gulfstream Escrow described below. Under the Gulfstream Park project financing, the MID Lender had previously agreed to finance $115.0 million of the Gulfstream construction costs, which amount has not changed as a result of these amendments.

  Pursuant to the terms of the bridge loan agreement between the MID Lender and MEC, as well as the terms of the MEC Credit Facility, MEC was required to use the net proceeds from the sale of Flamboro Downs (see note 3) to pay down the principal amount owing under the two facilities in equal portions. However, both the bank and the MID Lender have agreed in principle to mutually waive this repayment requirement, subject to certain other amendments and the execution of definitive agreements.

  The amendment to the MEC Credit Facility will require that upon the closing of certain future asset sales, MEC will use approximately $12.0 million from the proceeds of such sales to permanently repay a portion of the MEC Credit Facility. The amendments to the bridge loan will require that (i) the MID Lender will waive its negative pledge over certain land located in Ocala, Florida (the "Ocala Land") owned by certain subsidiaries of MEC, (ii) Gulfstream Park Racing Association, Inc. ("GPRA"), MEC's subsidiary that owns and operates Gulfstream Park, will have entered into a definitive agreement with BE&K, Inc. ("BE&K"), parent of Suitt Construction Co., Inc., the general contractor for the Gulfstream Park construction project, for debt financing of $13.5 million (the "Construction Loan"), which will be secured by the Ocala Land, to be used to pay for construction costs for the Gulfstream Park construction project, (iii) MEC place into escrow (the "Gulfstream Escrow") with the MID Lender $13.0 million of the Flamboro Downs sale

64    MI Developments Inc.      2005

  proceeds, which escrowed amount will be applied against future Gulfstream Park construction costs, (iv) MEC use commercially reasonable efforts to sell certain assets and use the proceeds of such sales to pay down the bridge loan, and (v) in the event that MEC does not enter into definitive agreements prior to December 1, 2005 to sell such assets or has not repaid the bridge loan by January 15, 2006, the MID Lender will be granted mortgages on certain additional properties owned by MEC. Upon the closing of the sale of certain assets by MEC, MEC is also required to put into escrow with the MID Lender the amount required to pre-pay the BE&K debt financing. With respect to requirement (ii) above, GPRA and BE&K have signed a term sheet setting forth the terms of the proposed Construction Loan and are currently negotiating definitive documentation, which is expected to be finalized in November 2005.

  In consideration of the amendments and waivers described above, MEC paid the MID Lender a fee of $0.4 million, half of which is repayable to MEC in the event that it meets certain conditions relating to the sale of specified assets. MEC will also pay all of the MID Lender's costs in connection with these arrangements.

  The amendments to the Gulfstream Park project financing and the bridge loan were approved by the MID board of directors (with Messrs. Stronach and Mills abstaining from voting given their positions as directors of MEC) based on a recommendation from a Special Committee of independent directors of MID. The Special Committee engaged CIBC World Markets Inc. as independent financial advisors and Goodmans LLP as independent legal advisors. TD Securities Inc. acted as financial advisors, and Davies Ward Phillips & Vineberg LLP acted as legal advisors, to MID.

(b)
In October 2005, the Company purchased 791 acres of land in Simmesport, Louisiana, for $2.6 million. The Company intends to donate approximately 50 acres of this land (valued at approximately $0.6 million) to a non-profit organization established to assist the victims of Hurricane Katrina with charitable funding from Magna and other Canadian sources. The Company will also lease the remaining parcel of land to the non-profit organization for a period of five years at a nominal cost. Magna has committed to fund the cost of land improvements and manufactured homes for the development of this community through the non-profit organization.

(c)
On October 24, 2005, South Florida was hit by Hurricane Wilma and Gulfstream Park sustained damage. MEC is continuing to assess the extent of the damage and the impact on the Gulfstream Park redevelopment project due to the hurricane.

(d)
On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of excess real estate located in Palm Beach County, Florida has entered into an agreement to sell the real property to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million. The proposed sale is subject to the completion of due diligence by February 28, 2006 and is expected to close by March 30, 2006.

(e)
On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together, with PA Meadows, LLC, "Millennium-Oaktree"), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. The sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act, and certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum 5-year racing services agreement. The purchase price is payable in cash at closing, subject to a holdback amount of $39.0 million, which will be released over time in accordance with the terms of the share purchase agreement.

MI Developments Inc.      2005    65

Corporate Information

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
The Honourable M. Douglas Young, P.C.
Lead Director; Chairman,
Summa Strategies Canada Inc.
Barry B. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.
Neil G. Davis
Partner, Davis Webb Schulze & Moon LLP
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Manfred Jakszus
Corporate Director
John D. Simonetti
Chief Executive Officer
Judson D. Whiteside
Senior Partner, Chairman and Chief Executive Officer,
Miller Thomson LLP

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John D. Simonetti
Chief Executive Officer
Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary
Doug R. Tatters
Executive Vice-President
and Chief Financial Officer
Robert S. Mintzberg
Controller

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
Fax: (905) 726-7167
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223

Transfer Agents and Registrars
Canada Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253 www.computershare.com	United States Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600

Exchange Listings
Class A Subordinate Voting Shares	– Toronto Stock Exchange	(MIM.SV.A)
	– New York Stock Exchange	(MIM)
Class B Shares	– Toronto Stock Exchange	(MIM.MV.B)

Investor Relations Queries
Doug R. Tatters, Executive Vice-President and Chief Financial Officer (905) 726-7507

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

QuickLinks

Corporate Information